SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	March 31, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	1	1/1/2006	3/31/2006	4	10/1/2005	12/31/2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2006	2 - PREVIOUS QUARTER 12/31/2005	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2005
Paid-in Capital
1 - Common	34,499,423	34,499,423	23,558,245
2 - Preferred	31,376,651	31,376,651	32,719,497
3 - Total	65,876,074	65,876,074	56,277,742
Treasury Stock
4 - Common	26,618	10,480	0
5 - Preferred	931,741	519,380	1,778,374
6 - Total	958,359	529,860	1,778,374

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 – Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	2/22/2006	Dividend	3/31/2005	Common	0.0057500000
02	RCA	2/22/2006	Dividend	3/31/2005	Preferred	0.0063250000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 3/31/2006	4 - 12/31/2005
1	Total assets	29,799,165	30,425,784
1.01	Current assets	2,171,263	2,258,564
1.01.01	Available funds	493,873	384,379
1.01.01.01	Cash and cash equivalents	493,873	384,379
1.01.02	Credits	607,356	937,956
1.01.02.01	Recoverable taxes	245,277	180,134
1.01.02.02	Short-term investments	0	52,678
1.01.02.03	Trade accounts receivable, net	362,079	705,144
1.01.03	Inventories	562,777	557,503
1.01.04	Other	507,257	378,726
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	64,302	0
1.01.04.02	Other assets	442,955	378,726
1.02	Long-term assets	2,838,948	2,899,530
1.02.01	Sundry Credits	1,666,940	1,694,715
1.02.01.01	Compulsory judicial deposits and tax incentives	410,330	399,254
1.02.01.02	Advances to employees for purchase of shares	74,160	113,988
1.02.01.03	Deferred income and social contribution taxes	1,182,450	1,181,473
1.02.02	Accounts receivables with related parties	836,465	857,833
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	836,465	857,833
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	335,543	346,982
1.02.03.01	Assets held for sale	91,326	101,326
1.02.03.02	Other assets	244,217	245,656
1.03	Permanent Assets	24,788,954	25,267,690
1.03.01	Investments	19,391,834	19,645,477
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in subsidiaries	19,380,390	19,634,033
1.03.01.02.01	Interest in subsidiaries	19,370,301	19,619,400
1.03.01.02.02	Subsidiaries - goodwill/Negative goodwill	10,089	14,633
1.03.01.03	Other investments	11,444	11,444
1.03.02	Property, plant and equipment	2,366,912	2,474,173
1.03.03	Deferred charges	3,030,208	3,148,040

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 3/31/2006	4 - 12/31/2005
2	Total liabilities	29,799,165	30,425,784
2.01	Current liabilities	4,736,606	4,578,626
2.01.01	Loans and financings	730,376	790,030
2.01.02	Debentures	0	0
2.01.03	Suppliers	475,415	471,860
2.01.04	Taxes, charges and contributions	556,402	600,453
2.01.04.01	Income and social contribution taxes	150,111	1,075
2.01.04.02	Other taxes, charges and contributions	406,291	599,378
2.01.05	Dividends payable	406,357	23,065
2.01.05.01	Dividends payable	16,573	10,824
2.01.05.02	Provision for interest attributed to shareholders’ equity	389,784	12,241
2.01.06	Provisions	264,971	265,557
2.01.06.01	Payroll, profit sharing and related charges	264,971	265,557
2.01.07	Accounts payable to related parties	1,808,274	1,886,149
2.01.08	Other	494,811	541,512
2.01.08.01	Unrealized loss on derivatives	283,334	164,980
2.01.08.02	Other liabilities	211,477	376,532
2.02	Long-term liabilities	5,505,291	5,827,141
2.02.01	Loans and financings	2,776,516	2,994,519
2.02.02	Debentures	0	0
2.02.03	Provisions	883,302	893,799
2.02.03.01	For contingencies	883,302	893,799
2.02.04	Accounts payable to related parties	1,368,612	1,474,641
2.02.05	Other	476,861	464,182
2.02.05.01	Sales tax deferrals	364,635	352,563
2.02.05.02	Other liabilities	112,226	111,619
2.03	Deferred income	152,484	152,678
2.05	Shareholders' equity	19,404,784	19,867,339
2.05.01	Subscribed and paid-in capital	5,691,369	5,691,369
2.05.02	Capital reserve	13,146,460	13,496,065
2.05.02.01	Advances for future capital increase	4,305	0
2.05.02.02	Premium on the placement of stock option to repurchase of own shares	0	0
2.05.02.03	Premium on disposal of treasury shares	0	0
2.05.02.04	Premium on issuance of shares	13,442,590	13,442,590
2.05.02.05	Premium on disposal of treasury shares	0	0
2.05.02.06	Subsidy for investments and fiscal incentives	476,575	446,919
2.05.02.07	Treasury shares	(777,010)	(393,444)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	289,030	679,905
2.05.04.01	Legal	208,831	208,831

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 3/31/2006	4 - 12/31/2005
2.05.04.02	Statutory	80,199	471,074
2.05.04.02.01	For investments	80,199	471,074
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Unappropriated retained earnings/ accumulated losses	277,925	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.01	Gross sales and/or services	5,482,602	5,482,602	0	0
3.02	Gross sales deductions	(2,944,164)	(2,944,164)	0	0
3.03	Net sales and/or services	2,538,438	2,538,438	0	0
3.04	Cost of sales and/or services	(941,591)	(941,591)	0	0
3.05	Gross profit	1,596,847	1,596,847	0	0
3.06	Operating Expenses/Income	(789,222)	(789,222)	93,360	93,360
3.06.01	Selling	(390,151)	(390,151)	0	0
3.06.02	General and administrative	(292,317)	(292,317)	(2,467)	(2,467)
3.06.02.01	Administrative	(90,884)	(90,884)	(975)	(975)
3.06.02.02	Management fees	17,243	17,243	3,933	3,933
3.06.02.03	Provisions for contingencies	10,426	10,426	(5,425)	(5,425)
3.06.02.04	Depreciation, amortization and depletion	(229,102)	(229,102)	0	0
3.06.03	Financial	82,472	82,472	(17,666)	(17,666)
3.06.03.01	Financial income	(134,070)	(134,070)	10,872	10,872
3.06.03.02	Financial expenses	216,542	216,542	(28,538)	(28,538)
3.06.04	Other operating income	5,217	5,217	115	115
3.06.05	Other operating expenses	(13,467)	(13,467)	(24,991)	(24,991)
3.06.06	Equity in the results of subsidiaries	(180,976)	(180,976)	138,369	138,369
3.07	Operating income	807,625	807,625	93,360	93,360
3.08	Non-operating income (expenses)	4,967	4,967	(62)	(62)
3.08.01	Income	15,525	15,525	0	0
3.08.02	Expenses	(10,558)	(10,558)	(62)	(62)
3.09	Income before taxes/profit sharing	812,592	812,592	93,298	93,298

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.10	Provision for income and social contribution taxes	(153,578)	(153,578)	0	0
3.11	Deferred income and social contribution tax	2,027	2,027	46,793	46,793
3.12	Statutory profit sharing/contributions	(5,142)	(5,142)	4,158	4,158
3.12.01	Profit sharing	(5,142)	(5,142)	4,158	4,158
3.12.01.01	Employees	(22,420)	(22,420)	0	0
3.12.01.02	Management	17,278	17,278	4,158	4,158
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the year	655,899	655,899	144,249	144,249
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,917,715	64,917,715	54,499,368	54,499,368
	EARNINGS PER SHARE	0.01010	0.01010	0.00265	0.00265
	LOSS PER SHARE

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATING ACTIVITIES

(a) General considerations

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev”), headquartered in São Paulo, has as purpose to produce and sell beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anhenser-Busch, Inc., through its subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of InBev in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

(b) Main events occurred in 2005 and in the quarter ended on March 31, 2006

i. Merger of the parent company InBev Holding Brasil S.A. (“InBev Brasil”)

On July 28, 2005, at the Extraordinary Shareholders’ Meeting, the Company’s shareholders approved the merger of its parent company InBev Brasil. Such merger aims at the simplification of the corporate structure of which InBev Brasil, AmBev and its subsidiaries are a part, and will result in financial benefits to AmBev, and consequently to its shareholders and to InBev Brasil’s shareholders. The main aspects related to the merger were:

1) The goodwill originally recorded by InBev Brasil is attributed to the expectation of future profitability of AmBev, in the total amount of R$ 8,510,158, will be, following the Merger, amortized by AmBev for tax purpose within 10 (ten) years, all according to the applicable tax legislation and with no impact on the flow of dividends.

2) InBev Brasil, in compliance with CVM Instruction 349, recorded a provision prior to its merger by AmBev, in the amount of R$ 5,616,704, corresponding to the difference between the goodwill amount and the tax benefit resulted from its amortization, so that AmBev incorporated only the assets corresponding to the tax benefit arising from the fact that the goodwill amortization is deductible for tax purposes. The referred provision has been reverted at the same proportion in which the goodwill is amortized by AmBev, therefore, not affecting the results of its operations.

3) The special premium reserve recorded at AmBev, as a result of Merger, will be, at the end of each fiscal year - and to the extent that AmBev’s tax benefit resulting from the goodwill amortization represents an actual decrease of the taxes paid by AmBev – capitalized in AmBev to the advantage of InBev Brasil’s shareholders, without detriment of the preemptive right of AmBev’s other shareholders in the capital increase subscription resulting from such capitalization. However, the shareholders of InBev Brasil undertook to capitalize only seventy per cent (70%) of the amount of the special premium reserve to which it would be entitled at the end of each fiscal year. The no-capitalized balance of the reserve will be, whenever possible and according to AmBev’s best interests, be distributed to AmBev’s shareholders as dividends or as interest attributed to shareholders’ equity.

4) The contingency provisions for the Brazilian Social Integration Program (“PIS”) and Contribution for Social Security Financing (“COFINS”), at the amount of R$ 10,180 that appear in InBev Brasil’s balance sheet as of May 31, 2005, as they refers to contingent liabilities, upon the merger, were recorded against the special premium reserve referred to above. If, during the period of goodwill utilization, AmBev is ultimately required to pay such contributions, the benefit to be capitalized in favor of the current InBev Brasil’s shareholders referred to by item (2) above will be reduced in amount equivalent to the monetarily restated amount of contributions effectively paid. On the other hand, if these contingencies are not ultimately paid, until the last capitalization to be made in favor of InBev Brasil’s shareholders, the amount of such contingencies, duly monetarily restated, shall be deducted from the amount yet to be capitalized.

ii. Merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”)

The Company’s shareholders approved, at the Extraordinary Shareholders’ Meeting held on May 31, 2005 the merger of the subsidiary CBB into AmBev. Such merger aims at simplifying AmBev’s and its subsidiaries’s shareholding structure, as well as allowing the amount of R$ 702,706 from the goodwill originally booked at AmBev, arising from the acquisition of CBB shares, attributed to the future profitability, to became, after the merger, amortized for tax purposes within ten (10) years, pursuant to the tax legislation in force.

As from June 1, 2005, AmBev’s statements of income incorporate the operational activities previously carried out and booked directly at CBB. As CBB’s financial statements were already consolidated after the referred merger, no effect ocurred in the consolidated financial statements. However, in the individual financial statements, such merger resulted in significant changes, harming the comparison between the result accrued in the 1st quarter of 2006 with the same period of the previous year.

The total debt effect of CBB’s net assets merged by AmBev was R$ 81,657. This amount is composed of R$ 4 related to AmBev’s shares attributed to CBB’s minority shareholders, plus the amount of R$ 81,661 referring to preferred shares issued by AmBev, which were held by CBB and as a result of the merger, they started to be classified in the Company’s shareholders’ equity as “treasury shares”. Such classification is compatible with the treatment previously given to these shares in the consolidated financial statements.

iii. Shareholders’ agreement with Beverage Associates (BAC) Corp. (“BAC”)

The jointly-owned subsidiary Quilmes Industrial S.A. (“Quinsa”) has been acquiring shares of its own issuance, thus changing the percentage of the Company’s economic interest in Quinsa, which on March 31, 2006 reached 59.89% (59.2%, on December 31, 2005, and 54.8%, on March 31, 2005).

In September 2005, Quinsa acquired from the parent company BAC the interest of 5.32% stake held in one of Quinsa’s subsidiaries, Quilmes Industrial (Bermudas) Ltd. (“QIB”). The terms of this operation set forth that the amount paid of US$ 110.0 million shall be subject to adjustments based on the EBITDA (earnings before interest, taxes, depreciation and amortization) of QIB for the year ended on December 31, 2005 and QIB’s net debt on same date. The final calculation of purchase price, determined on March 31, 2006, resulted in a complement to the amount paid by Quinsa for QIB’s shares, at the amount of US$ 4.4 million (equivalent to R$ 9,559, on March 31, 2006).

Quinsa’s controllers have the right to exchange their 373.5 million Quinsa’s class A shares for AmBev’s shares, during specified periods in each year beginning April 2003, or at any time if there is a change in AmBev’s control structure. AmBev is also entitle to determine the exchange of Quinsa’s class A shares for AmBev’s shares beginning from the end of the 7th year (as from April 2003).

In addition, on August 4, 2005, BAC and AmBev agreed to implement the following changes referring to the amount to be paid to BAC upon the share exchange of Quinsa’s class A shares held by BAC with AmBev’s shares: (i) BAC’s interest in Quinsa shall be calculated in such manner to consider that all Quinsa’s shares held by third parties rather than AmBev or BAC have been repurchased by Quinsa prior to the call and put option; (ii) Quinsa’s net debt used in the call and put options amount calculation shal be then adjusted so that to reflect this hypothetical repurchase; and (iii) AmBev shall pay BAC an additional amount in cash equivalent to QIB’s EBITDA in 2005 multiplied by 0.0638544.

iv. Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the corporate group Romero, entered into by means of a sale agreement of 25% of the capital stock of the indirect subsidiary Companhia Cervecera AmBev Perú S.A.C. (“AmBev Perú”) to Ransa Comercial S.A., a company integrating Romero Group.

The agreement of purchase and sale of shares sets forth that the conclusion of the operation is conditioned to the corporate restructuring of AmBev Perú and to the execution of a shareholders’ agreement. The shareholders’ agreement to be entered into provides for the granting, by AmBev, of a call option in favor of Romero Group referring to 5% of the capital stock of AmBev Perú, which must be exercised in one (1) year after the conclusion of the operation. In the assumption of the call option exercise by Romero Group, its interest in AmBev Perú will reach 30% of the capital stock.

On March 31, 2006 the factors required for the conclusion of the operation did not take place, so that the negotiable amount of the transaction, as well as the effective transfer of shares of AmBev Perú to Ransa Comercial S.A., have not been concluded yet.

2. SIGNIFICANT ACCOUNTING PRACTICES

(a) Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of the property, plant and equipment, the necessary provisions for contingent liabilities, to calculate projections to determine the impairment of property, plant and equipment and deferred charges, and to determine income tax provision, which, although they are the best estimate of management, actual data and values could differ from such estimates.

Except for the issue mentioned in the next paragraph, the accounting practices adopted when preparing the quarterly information are consistent with those adopted by the Company in the preparation of financial statements for the year ended on December 31, 2005.

In the quarter ended on March 31, 2006, the Company discontinued the accounting practice of deferral of advertising and marketing expenditures, during the fiscal year according to the projected sales volume.

As from January 1, 2006, such expenditures started being appropriated to the income for the year according to the competence period. If the Company did not adopt this practice in the first quarter of 2005, sales and marketing expenses of that quarter would be reduced by approximately R$ 8,800.

This quarterly information should be read in conjunction with our financial statements prepared for the year ended on December 31, 2005. Our statement of income for the quarter ended on March 31, 2006 is not necessarily indicative of the result for the entire year ending on December 31, 2006.

(b) Consolidated financial statements

All assets, liabilities and results of the subsidiaries were consolidated, and the interest of minority shareholders in the shareholders’ equity and results of periods is segregated.

In the consolidation, the investments in subsidiaries and the portion corresponding to their shareholders’ equity, the assets and liabilities balances and revenues and expenses, from consolidated intercompany transactions were eliminated. Additionally, the unrealized results arising from purchases of products of subsidiaries and associated companies was excluded, incorporated to the inventories at the end of each period, as well as other transactions among all AmBev’s subsidiaries.

The consolidated financial statements include the financial statements, prepared on the same dates, of the companies either direct or indirect controller by the Company.

(c) Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders' agreement, the consolidation includes the assets, liabilities and results in proportion to the toal holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

The net assets of Quinsa, main indirect joint subsidiary of the Company, proportionally consolidated in its financial statements, are as follows:

	03.31.06	12.31.05

Current assets	498,486	523,826
Long-term assets	110,205	115,079
Permanent assets	1,102,305	1,180,053
Current liabilities	(455,829)	(531,597)
Long-term liabilities	(412,189)	(477,843)
Minority interest	(109,978)	(103,771)

Total net assets	733,000	705,747

Quinsa’s results, proportionally consolidated in the Company’s financial statements, are as follows in the quarters ended on:

	03.31.06	03.31.05

Net sales	397,008	364,868
Cost of sales	(153,831)	(143,967)

Gross profit	243,177	220,901
Operating expenses	(124,668)	(99,449)

Operating income	118,509	121,452

Non-operating (loss) gain	(2,602)	730
Income tax rovision	(27,449)	(45,714)
Statutory interest	(2,496)	-
Minority interest	(12,762)	(14,668)

Net income for the period	73,200	61,800

(d) Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

(e) Reclassifications

Company made the reclassification: (i) of “amortization of financing” and “variation and charges on financings”; and (ii) of “exchange variation on foreign subsidiaries not affecting cash” and “effect of exchange variation on cash” at the consolidated statement of cash flow on March 31, 2006, which were reclassified with a view to improving their comparison with same period of quarter ended March 31, 2005.

3 . OTHER ASSETS

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Current assets

Deferred income from commodities, swap and forward
operations, net	146,933	75,617	146,997	75,617
Advertising expenses reimbursement	53,097	42,478	56,217	45,648
Prepaid expenses	200,584	233,526	267,087	296,020
Advances to suppliers and others	3,608	299	22,427	23,063
Accounts receivable - related parties	15,469	13,700	165,343	265,404
Other accounts receivable	23,264	13,106	95,272	73,933

	442,955	378,726	753,343	779,685

Long-term assets

Long-term financial investments	-	-	64,545	69,382
Other taxes and charges recoverable	101,741	108,197	119,352	130,789
Prepaid expenses	109,607	111,984	110,443	126,511
Surplus assets - Instituto AmBev (Note 10.a)	20,018	20,018	20,018	20,018
Other accounts with related parties	-	-	4,878	4,737
Other accounts receivable	12,851	5,457	29,261	24,634

	244,217	245,656	348,497	376,071

4. INVESTMENT IN DIRECT SUBSIDIARIES

(a) Changes in investments in direct subsidiaries, including goodwill

	Interest in
	subsidiaries	Goodwill	Total

Balance on December 31, 2005	19,619,400	14,633	19,634,033
Dividends received and receivable	(64,302)	-	(64,302)
Equity in the results of subsidiaries (i)	(180,976)	-	(180,976)
Realization of intercompany profits	(241)	-	(241)
Exchange variation in foreign subsidiary	(8,554)	-	(8,554)
Goodwill amortization	-	(4,544)	(4,544)
Reversal of provision for losses on investments	4,174	-	4,174
Capital investment in associated company	800	-	800

Balance on March 31, 2006	19,370,301	10,089	19,380,390

(i) This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$ 242,462 (R$ 333,460, on March 31, 2005).

(b) Goodwill and negative goodwill

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Goodwill
Future profitability expectation:
Labatt Canada (i)	-	-	16,383,303	16,383,303
Quinsa	-	-	1,029,853	1,029,853
QIB	-	-	93,372	93,372
Cympay	-	-	26,557	26,557
Embodom	-	-	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Patí do Alferes Participações S.A.	3,372	3,372	-	-
Indústrias Del Atlântico	-	-	5,116	5,116
Distribuidora Brakl	101,882	101,882	-	-
Distribuidora Ribeirão Preto	73,452	73,452	-	-
Distribuidora Jaguariúna	6,652	6,652	-	-
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
Subsidiaries of Labatt Canadá (ii)	-	-	3,073,548	3,323,893
Subsidiaries of Quinsa
(proportionally consolidated)	-	-	585,658	622,231

Total goodwill	200,185	200,185	21,455,133	21,742,051
Accumulated amortization	(190,096)	(185,552)	(5,017,356)	(4,997,222)

Total goodwill, net	10,089	14,633	16,437,777	16,744,829

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Negative goodwill
Cervesursa	-	-	(13,864)	(14,378)
Incesa (subsidiary of Quinsa)	-	-	(7,700)	(8,217)

Total negative goodwill	-	-	(21,564)	(22,595)

Balance	10,089	14,633	16,416,213	16,722,234

(i) The balance of the accumulated amortization referring to the goodwill of Labatt APS in Labatt Canadá totals R$ 1,277,320 (R$ 1,034,858, on December 31, 2005).

(ii) The balance of the accumulated amortization referring to the goodwill existing in Labatt Canadá totals R$ 3,042,288 on March 31, 2006 (R$ 3,289,683, on December 31, 2005).

(c) Information on direct subsidiaries

	On March 31, 2006

	CRBS	Arosuco (i)	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - (in thousands):
Common shares/quotas	765,961	0.3	9,910	602,468	1,000,017
Preferred shares	-	-	-	-	-

Total shares/quotas	765,961	0.3	9,910	602,468	1,000,017

Percentage of direct ownership in capital stock
In relation to common shares/quotas	99.65	99.7	50.0	50.7	100.0
In relation to total shares/quotas	99.65	99.7	50.0	50.7	100.0

Information on financial statements of direct subsidiaries:

Adjusted shareholders' equity	179,911	402,618	349	1,121,603	14,063,372

Investment	179,284	373,815	174	568,561	14,063,124

Adjusted net income (loss) for the quarter	2,643	64,494	(1,366)	(43,774)	(68,664)

Equity in the results of subsidiaries	2,633	94,570	(683)	(22,179)	(68,664)

	March 31, 2006

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares/quotas held (in thousands):
Common shares/quotas	480	31,595	77,084	669,019	214,9
Preferred shares	-	-	-	-	129,7

Total shares/quotas	480	31,595	77,084	669,019	344,6

Percentage of direct ownership in capital stock
In relation to common shares/quotas	100.0	100.0	99.5	100.0	71.9
In relation to total shares/quotas	100.0	100.0	99.5	100.0	77.8

Information on financial statements of direct
subsidiaries:

Adjusted shareholders' equity	30,715	10,338	242,264	399,124	416,855

Investment	30,715	10,338	241,050	399,124	324,424

Adjusted net income (loss) for the quarter	(894)	3	(439)	3,533	14,849

Equity in the results of subsidiaries	(894)	3	(436)	3,533	11,777

	March 31, 2006

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares/quotas held (in thousands):
Common shares/quotas	1,439,147	278	13,641	37	91
Preferred shares	-	-	-	-	-

Total shares/quotas	1,439,147	278	13,641	37	91

Percentage of direct ownership in capital stock
In relation to common shares/quotas	60.0	99.96	87.33	100.0	99.96
In relation to total shares/quotas	60.0	99.96	87.33	100.0	99.96

Information on financial statements of direct
subsidiaries:

Adjusted shareholders' equity	190,791	2,171,766	262,642	17,091	667,417

Investment (ii)	99,835	2,170,991	229,365	17,091	667,143	19,375,034

Adjusted net income (loss) for the quarter	8,188	(204,305)	12,657	5,597	(19,573)

Equity in the results of subsidiaries	6,199	(203,922)	11,053	5,597	(19,566)	(180,976)

(i) The equity in the results of subsidiaries recognized by AmBev during the quarter ended on March 31, 2006 is affected by gains of tax incentives, determined by the subsidiary Arosuco, at the amount of R$ 29,298 (R$ 23,326, on March 31, 2005).

(ii) The balance on March 31, 2006 comprises provision for losses in permanent investments, at the amount of R$ 4,733.

(d) Major relevant indirect holdings in subsidiaries and joint subsidiaries

	Total percentage of indirect holdings - %

Company Name	03.31.06	12.31.05

Abroad
Quinsa	59.7	59.2
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

5. PROPERTY, PLANT AND EQUIPMENT

(a) Composition of property, plant and equipment

	Parent Company

	03.31.06			12.31.05

		Accumulated	Residual	Residual	Annual
					depreciation
	Cost	depreciation	amounts	amounts	rates - %

Land	91,969	-	91,969	91,969	-
Buildings and constructions	1,266,599	(664,022)	602,577	607,458	4
Machinery and equipment	3,785,967	(3,216,411)	569,556	583,974	10 (i)
External use movable assets	1,024,919	(496,416)	528,503	547,186	10 (i)
Other property, plant and equipment and
intangibles	1,081,840	(641,722)	440,118	481,513	4 to 20 (ii)

Construction in progress	134,189	-	134,189	162,073

	7,385,483	(5,018,571)	2,366,912	2,474,173

	Consolidated

	03.31.06			12.31.05

		Accumulated	Residual	Residual	Annual
					depreciation
	Cost	depreciation	amounts	amounts	rates - %

Land	295,434	-	295,434	309,921	-
Buildings and constructions	2,517,260	(1,263,788)	1,253,472	1,342,731	4
Machinery and equipment	7,994,774	(6,190,591)	1,804,183	1,909,207	10 (i)
External use movable assets	1,710,492	(843,772)	866,720	913,682	10 (i)
Other property, plant and equipment and
intangibles	1,333,436	(821,354)	512,082	486,889	4 to 20 (ii)

Construction in progress	342,751	-	342,751	442,151

	14,194,147	(9,119,505)	5,074,642	5,404,581

(i) The rates may vary from 10% to 20%, due to the number of production shifts in which the asset is used.

(ii) Concentration of assets with annual depreciation rate by 20% on March 31, 2006 and December 31, 2005.

As of March 31, 2006, the Company and its subsidiaries held properties for sale at the carrying amount of R$ 91,326 in the parent company and of R$ 94,487 in the consolidated (R$ 101,326 and R$ 104,535 in the parent company and in the consolidated, respectively, on December 31, 2005), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$ 60,241 in the parent company and R$ 61,409 in the consolidated (R$ 65,121 in the Parent Company and R$ 66,288 in the consolidated, on December 31, 2005).

(b) Assets with restriction granted as collateral for loans

Due to bank loans taken by the Company and its subsidiaries on March 31, 2006, there are assets and property, at the residual amount of R$ 506,719 (R$ 538,856 on December 31, 2005), which were granted as guarantee of bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

6. DEFERRED CHARGES

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Cost
Pre-operating expenses	169,307	168,875	240,016	243,134
Implementation and expansion
expenses	48,288	48,288	53,538	53,540
Goodwill - Future profitability (i)	9,322,015	9,322,015	9,322,015	9,322,015
Provision for goodwill realization (ii)	(5,650,447)	(5,650,447)	(5,650,447)	(5,650,447)
Other	167,356	167,355	199,610	202,000

Total cost	4,056,519	4,056,086	4,164,732	4,170,242
Accumulated amortization	(1,026,311)	(908,046)	(1,056,326)	(936,907)

Net deferred charges	3,030,208	3,148,040	3,108,406	3,233,335

(i) This substantially refers to the balance of goodwill originally recorded at the parent company InBev Brasil, which was transferred to the Company, as a result of the merger process occurred on July 28, 2005. The goodwill reclassified for deferred charges is based on the future profitability of operations sustaining its generation.

(ii) As mentioned in the note 1(b)(i)(2) to the financial statments, such provision corresponds to the difference between the amount of goodwill and the tax benefit resulted from the merger.

7. LOANS AND FINANCING

				Parent company

				Current		Long-term

Modality and purpose	Final maturity	Annual interest rate	Currency	03.2006	12.2005	03.2006	12.2005

In reais
ICMS tax incentives	January 2016	4.77%	R$	89,337	86,184	216,469	228,054
Investments in permanent assets	February 2011	TJLP + 3% to 4.5%	R$	113,919	104,172	333,035	362,275
Working capital	July 2006	8.75%	R$	10,198	1,420	-	-

				213,454	191,776	549,504	590,329

In foreign currency
Working capital	June 2006	4.66% to 5.63%	USD	285,533	541,068	-	-
Working capital	August 2006	0.4% to 3%	YEN	170,815	-	-	-
Bond 2011	December 2011	10.50%	USD	39,135	6,024	1,086200	1,170,350
Bond 2013	September 2013	8.75%	USD	4,659	35,139	1,086,200	1,170,350
Investments in permanent assets	January 2011	3.0% to 4.5%	UMBNDES	16,780	16,023	54,612	63,490

				516,922	598,254	2,227,012	2,404,190

Total				730,376	790,030	2,776,516	2,994,519

				Consolidated

				Current		Long-term

Modality and purpose	Final maturity	Annual interest rate	Currency	03.2006	12.2005	03.2006	12.2005

In reais
ICMS tax incentives	September 2015	4.77%	R$	92,727	89,542	226,149	237,286
Investments in permanent assets	December 2010	TJLP +3% to 4.5%	R$	113,919	104,172	333,035	362,275
Working capital	July 2006	8.75%	R$	10,212	1,420	-	-

				216,858	195,134	559,184	599,561

In foreign currency
Working capital	October 2010	4.66% to 5.63%	USD	326,958	673,701	95,586	102,991
Working capital	August 2006	0.40% to 3.00%	YEN	170,815	-	-	-
Working capital	October 2010	BA + 0.45%	CAD	4,109	4,800	1,302,174	1,408,238
Working capital	April 2006	6.25% to 10.00%	ARS	20,887	27,872	-	-
Working capital	September 2008	10.81% to 12.00%	VEB	31,582	30,788	108,946	117,387
Working capital	April 2012	16.50%	DOP	62,698	50,984	10,952	32,389
Working capital	January 2011	7.00% to 7.75%	GTQ	28,120	27,467	35,029	37,781
Working capital	October 2010	5.35% to 7.20%	PEN	36,478	28,800	226,451	158,610
Bond 2011	December 2011	10.50%	USD	39,135	6,024	1,086,200	1,170,350
Bond 2013	September 2013	8.75%	USD	4,659	35,139	1,086,200	1,170,350
Import financing	September 2011	4.40% to 6.50%	USD	61,299	4,588	3,625	58,088
Investments in permanent assets	January 2015	7.50% to 8.45%	USD	83,467	70,492	322,218	341,287
Investments in permanent assets	January 2009	3.00% to 4.5%	UMBNDES	16,780	16,023	54,612	63,490
Notes – Series A	July 2008	6.56%	USD	-	-	350,657	379,168
Notes – Series B	July 2008	6.07%	CAD	-	-	93,013	100,589

				Parent company

				Current		Long-term

Modality and purpose	Final maturity	Annual interest rate	Currency	03.2006	12.2005	03.2006	12.2005

Senior Notes - BRI	June 2011	7.50%	CAD	-	-	165,190	178,645
Other	October 2009	5.00% to 10.49%	USD	48,370	37,58	61,724	75,228

				935,357	1,014,258	5,002,577	5,394,591

Total				1,152,215	1,209,392	5,561,761	5,994,152

Abbreviations used:

USD - United States Dollar
CAD – Canadian Dollar
YEN – Japanese Yen
ARS - Argentine Peso
VEB - Venezuelan Bolivar
DOP – Dominican Peso
GTQ – Guatemalan Quetzal
PEN – Peruvian Novo Sol
TJLP – Long-Term Interest Rate - corresponding to 9.0% p.a. on 03.31.06
ICMS – Value-Added Tax on Sales and Services
CDI – Interbank Deposit Certificate - corresponding to 16.51% p.a. on 03.31.06
BA - Bankers Acceptance – corresponding to 3.104% on 03.31.06
BNDES Rate – Rate incurring on BNDES financing pegged to Currency Basket

(a) Garantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and conditional sale on equipment, see note 5(b).

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

(b) Maturities

As of March 31, 2006, long-term financings fall due as follows:

2007	319,532
2008	793,719
2009	216,615
2010	1,623,855
2011 and onwards	2,608,040

5,561,761

(c) ICMS sales tax incentives

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Current liabilities
Financings	89,337	86,184	92,727	89,542
Sales tax deferrals	16,944	19,452	16,944	19,452

Long-term liabilities
Financings	216,469	228,054	226,149	237,286
Sales tax deferrals	364,635	352,563	364,635	352,563

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes, charges and contributions payable”.

(d) Notes issued on the international market

The Company issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”). These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$ 500 million in foreign securities (“Bond 2011”), incurring 10.5% interest p.a., amortized semi-annually from June 2002, and final maturity in December 2011. The Company filed at the SEC the Bond 2011 on October 4, 2002.

(e) Labatt Canada

(i) Working capital

On December 12, 2002 and on May 25, 2004, Labatt Canada entered into two forward credit agreements at the respective amounts of CAD 600 million and CAD 700 million, with a bank syndicate and with same maturity date on December 12, 2005. Both agreements were fully paid on October 12, 2005.

On October 12, 2005 a syndicated loan of CAD 1.2 billion was also made, of which forward CAD 900 million and CAD 300 million revolving credit with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On December 31, 2005, the bankers’ acceptance average rate on the debt stood at 3.106% p.a. and the applicable margin was 0.45% per annum.

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$ 162 million in Series A Bank Notes (“Notes – Series A”) and CAD 50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD 200 million, by means of a Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

(f) Contractual clauses

As of March 31, 2006, the Company and its subsidiaries are in compliance with debt and loquidity ratio covenants in conection with obtaining the loans.

8. OTHER LIABILITIES

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Current liabilities

Dividends payable	-	-	4,999	5,495
Deposits for containers (i)	-	-	60,518	79,053
Provision for restructuring (ii)	-	-	81,617	106,487
Releasing of area payable	35,240	48,544	35,240	48,544
Provision for income tax contingency (Note 9 (g))	-	-	121,226	124,555
Marketing accounts payable	59,718	151,657	59,718	151,657
Deferred net income from commodities swap and forward	277	277	27,473	41,239
Provision for royalties payment	-	-	23,737	33,864
Accounts payable for share buyback	5,380	74,230	5,380	74,230
Other accounts payable	110,862	101,824	256,122	233,488

	211,477	376,532	676,030	898,612

	Parent Company		Consolidated

	03.31.06	12.31.05	03.31.06	12.31.05

Long-term liabilities
Provision for medical assistance benefits and others
(Note 10.b)	85,775	84,397	550,477	584,571
Deferred income and social contribution taxes (Note 14.c)	25,919	26,693	88,256	94,640
Deferred income of debt swap operations, net	-	-	88,576	95,838
Other accounts payable	532	529	20,417	50,720

	112,226	111,619	747,726	825,769

(i) Such deposits are made by points-of-sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii) Labatt Canadá announced, in September 2004, the shutting down of its plant in New Westminster, British Columbia. To face the expenditures with lay-offs, Labatt established a provision, in 2004, at the amount equivalent to CAD 22.2 million.

Additionally, in December 2004, Labatt announced the restructuring of the work force with the purpose of reducing the personnel fixed cost by 20%, recording a provision of CAD 60.7 million to cover expenditures with lay-offs. On March 31, 2006, the balance of this provision is CAD 37.8 million, equivalent to R$ 70,284 (CAD 41.1 million, equivalent to R$ 82,664, on December 31, 2005).

On March 31, 2005, Labatt Canada announced the shutting down of Metro Brewery plant, in Toronto, Ontario. The closing shall occur in 2006. The balance of this provision on March 31, 2006 is CAD 3.9 million, equivalent to R$ 7,405 (CAD 8.2 million, equivalent to R$ 16,486, on December 31, 2005).

9. LIABILITIES RELATED TO FISCAL CLAIMS AND PROVISIONS FOR CONTINGENCIES (Consolidated)

						Exchange
						variation/
	Balance on					Monetary	Balance on
	12.31.2005	Additions	Payments	Reversals	Reclassifications	restatement	03.31.2006

PIS and COFINS	394,470	13	-	(36,491)	27	8,654	366,673
ICMS and IPI	221,437	16,517	(678)	(10,465)	(27)	770	227,554
IRPJ and CSLL	73,066	50	(38)	(38)	-	-	73,040
Labor claims	278,369	27,524	(9,814)	(13,652)	258	(447)	282,238
Distributors and dealers	43,742	778	(1)	(200)	-	(2,052)	42,267
Other	117,141	3,707	(2,052)	(2,308)	90	(1,124)	115,454

	1,128,225	48,589	(12,583)	(63,154)	348	5,801	1,107,226

Abbreviations used:

.. IRPJ – Corporate Income Tax; and
.. CSLL – Social Contribution on Net Income

As of March 31, 2006, the Company and its subsidiaries have other ongoing lawsuits which, in the opinion of legal counsel, are subject to possible, but not probablelosses of approximately R$ 4,843,224 (R$ 4,557,011 on December 31, 2005), for which for which a provision has not been recorded.

In 2004 and 2005, the Company and its subsidiaries received tax deficiency notices, related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized out of the country.

Based on its external legal consultants’ opinion, the Company’s management understands that these tax deficiency notices were made based on mistaken analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its external consultants did not make provisions in relation to these tax deficiency notices, which totaled R$ 3,600,471. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Branch, the Company, based on the opinion of its legal consultants, considered that the amount of R$ 2,451,319 involves a probability of possible loss, while the amount of R$ 1,149,152 represents a remote loss probability.

Main liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i) PIS – The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying these taxes on other revenues. The lawsuits of some companies of the Group were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits were reverted in the first quarter of 2006.

Following the enactment of Law 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

(ii) COFINS - The 3rd Regional Federal Court confirmed a legal decision in favor of the Company and its subsidiaries, which allows them to pay COFINS on billings, without paying these taxes on other income.

The lawsuits of some companies of the Group were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits were reverted in the first quarter of 2006.

Following the enactment of Law 10,833/03, as of December 29, 2003, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

(b) ICMS

Provision mainly relates to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

(c) Income tax and social contribution on net income

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On March 31, 2006, judicial deposits for labor claims made by the Company and its subsidiaries, monetarily restated according to official indexes, amounted to R$ 162,925 (R$ 151,172 on December 31, 2005) and are recorded under “Judicial Deposits, Compulsory and Fiscal Incentives”.

(e) Distributors’ and resellers’ claims

This provision relates mainly to contractual terminations with certain distributors, due to the non-compliance, by the distributors, with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

(g) Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the loss probability or estimate it amount.

Labatt was sued by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount sued by the government may reach CAD$ 200 million, equivalent to R$ 372,050 on March 31, 2006 (R$ 402,354 on December 31, 2005).

In the event Labatt is required to pay these amounts, AmBev will be fully reimbursed by InBev. The provision recorded in Labatt is CAD 65 million, equivalent to R$ 120,918 on March 31, 2006 (CAD 62 million equivalent to R$ 124,555 on December 31, 2005) classified as “Contingency Provision for Income Tax”. AmBev has recorded accounts receivable from InBev at the amount of R$ 98,932 on March 31, 2006 (equivalent to CAD 53 million) as an adjustment in the consolidation of Labatt.

10. SOCIAL PROGRAMS

(a) IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. During the quarter ended March 31, 2006, the Company and its subsidiaries made contributions of R$ 1,340 (R$ 1,071 on March 31, 2005) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its consolidated financial statements under "Other assets- Surplus of assets - Instituto AmBev" (see note 3 – other assets), at the amount of R$ 20,018 (R$ 20,018 on December 31, 2005), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

(b) Medical assistance benefits and others provided directly by the Company

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits not being granted to new retirements. On March 31, 2006, the balance of R$ 550,477 (R$ 584,571, on December 31, 2005) is recognized in the Company’s financial statements as ““Other liabilities”, in long-term liabilities” (see note 8 - other liabilities):

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrenner Foundation)

the Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by the same amount of existing assets at the the Zerrenner Foundation on the same date, and the excess of balance of assets was not recorded by the Company in its financial statements, due to the impossibility of its use for purposes other than exclusively related to the payment of benefits.

11. SHAREHOLDERS' EQUITY

(a) Change in shareholders’ equity of the subsidiary

	Subscribed and paid-in capital stock	Capital reserve	Legal reserve	Treasury shares	Statutory reserve for investments	Retained earnings	Total

On December 31, 2005	5,691,369	13,889,509	208,831	(393,444)	471,074	-	19,867,339

Share buyback	-	-	-	(379,261)	-	-	(379,261)
Advance for future capital increase
related to the Stock Ownership Plan	-	4,305	-	(4,305)	-	-	-
Subsidy for investments and tax
incentives	-	29,656	-	-	-	-	29,656
Dividends as interest attributed to
shareholders’ equity.	-	-	-	-	-	(377,974)	(377,974)
Complement of dividends of 2005	-	-	-	-	(390,875)	-	(390,875)
Income for the period	-	-	-	-	-	655,899	655,899

On March 31, 2006	5,691,369	13,923,470	208,831	(777,010)	80,199	277,925	19,404,784

(b) Subscribed and paid-in capital stock

On March 31, 2006 and on December 31, 2005, the Company’s capital stock, at the amount of R$ 5,691,369, was represented by 65,876,074 thousand shares of which 34,499,423 thousand are common shares and 31,376,651 thousand are preferred shares, all of them non-par registered shares.

(c) Appropriation of net income for the year and transfers to statutory reserves.

The Company’s Bylaws provide for the following appropriation of net income for the period, after deductions provided for by law:

(i) 35% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) An amount not lower than 5% and not higher than 68.9% of net income to be recorded to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including capital increase subscription or the foundation of enterprises. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital stock.

(iii) Employee profit sharing of up to 10% of net income for the year, based on predetermined criteria. Sharing is attributed to the officers until the legal limits, limited to the amount equivalent to its annual remuneration. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

On February 22, 2006, the Company’s Board of Directors resolved on the payment of complementary dividends, imputed in the minimum mandatory dividends of 2005, at the amount of R$ 5.7500 per one thousand common shares and R$ 6.3250 per one thousand preferred shares.

(d) Interest attributed to shareholders’ equity

Companies legally have the option to distribute to shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends.

The interest attributed to shareholders’ equity not required in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a).

(e) Treasury shares

Changes in the Company’s treasury shares during the quarter ended on March 31, 2006 were as follows:

	Number of shares - lots of thousand

Description	Preferred	Common	Total	R$

On December 31, 2005	519,380	10,480	529,860	393,444
Acquisitions and advance for future capital increase	412,361	16,138	428,499	383,566

On March 31, 2006	931,741	26,618	958,359	777,010

12. STOCK OWNERSHIP PLAN (“PLAN”)

AmBev has a plan for the purchase of shares by qualified employees, with is aimed at aligning the interests of shareholders and employees. As defined in the By-Laws, the Plan is managed by a committee that includes non-executive Company’s non-executive members. This committee periodically created stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the grant date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (0.0% on March 31, 2006 and on December 31, 2005, respectively).

When shares are bought, the Company may issue new shares, or use the balance of treasury shares. Stock options granted have no final date for exercise. Should the existing labor agreement come to and end, the rights to the stock options expire. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchases rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On March 31, 2006, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date amounts R$ 74,754 (R$ 114,888 on December 31, 2005). The loans are guaranteed by financed shares.

Summary of stock option purchase movement in the quarter ended March 31, 2006 is as follows:

	Preferred	Common

Balance of options to be exercised at the beginning of the quarter	365,101	73,020
Movement ocurred during the period
Cancelled	(31,704)	(6,341)

Balance of options to be exercised at the end of the quarter	333,397	66,679

13. FINANCIAL INSTRUMENTS

(a) Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

(b) Derivatives instruments

The breakdown of outstanding market-to-market derivatives exposure is as follows:

Description	03/31/2006	12/31/2005

Currency hedge
Real/US$	2,992,854	3,610,460
Real/Yen	170,815	-
Argentine Peso/US$	54,310	205,982
Peruvian Sol/US$	21,724	210,663
CAD/US$	219,186	240,528

Interest rate hedge
CDI (Interbank Deposit Certificate) x Fixed Rate	(43,614)	(186,291)
Fixed Rate vs. Canadian Bankers Acceptance	238,590	367,170

Commodities hedge
Aluminum	152,967	119,599
Sugar	151,916	31,450
Wheat	793	16,129

	3,959,541	4,615,690

(i) Currency and interest rate hedge

As of March 31, 2006, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments or respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended March 31, 2006, an additional gain of R$ 39,806 (R$ 44,441 on December 31, 2005), presented as follows:

			Unrealized
Financial instruments	Book value	Market value	variable gains

Public bonds	238,485	258,583	20,098
Swaps/forwards	(214,789)	(204,536)	10,253
“Cross Currency Swap” Labatt Canada (*)	(88,575)	(79,120)	9,455

	(64,879)	(25,073)	39,806

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(ii) Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in results, when sale of corresponding product occurs.

During the quarter ended on March 31, 2006, the effect relating to the commodities and currency hedge operations recorded in earnings as “Cost of goods sold” were:

Description	Net increase (reduction)
in the cost of goods sold

Currency hedge	(33,548)
Hedge of aluminum	19,127
Hedge of sugar	11,294
Hedge of wheat and corn	510

(2,617)

On March 31, 2006 unrealized losses at the amount of R$ 119,524 were deferred, R$ 146,997 in other assets and R$ 27,473 in other liabilities. Such loss shall be recognized at debit in the Company’s results, the amount of R$ 118,317 on cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

(c) Financial liabilities

The Company’s financial liabilities, mainly represented by the bond and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, accrued of monetary and exchange variations, according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of R$ 402,371, on March 31, 2006, as presented in the chart below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	350,657	358,348	(7,691)
Series B Notes (ii)	93,013	95,937	(2,924)
Senior Notes – BRI (iii)	165,190	187,531	(22,341)
International Financing (iv)	2,827,346	2,827,346	-
Financing in Reais (iv)	329,088	329,088	-
BNDES/ FINEP/ EGF (iv)	446,954	446,954	-
Res. 63/ Compror 63	285,533	284,709	824
Bonds	2,216,194	2,586,433	(370,239)

	6,713,975	7,116,346	(402,371)

(i) Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii) Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii) Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv) Loans for which book value and market value are similar.

The criterion used to determined bonds market value was based on bonds secondary market value on the reference date as of March 31, 2006, approximately 122.75% of face value for Bond 2011 and 116.4% for Bond 2013. For the Series A Notes and Series B Notes of Labatt Canada, the market values were determined based on the discounted cash flow at present value, by using market rates available in similar instruments.

(d) Financial income and expenses

	Quarter ended on March 31

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial income
Exchange variations on financial investments	(154,898)	4,373	(163,791)	449
Financial income on cash and cash equivalents	12,094	-	15,404	22,508
Financial charges on taxes, contributions and judicial
deposits	462	886	4,741	3,979
Income on Stock Ownership Plan	2,860	5,379	2,895	5,379
Revenue and exchange variation on loans	(35)	-	-	-
Other	5,447	234	6,607	10,516

	(134,070)	10,872	(134,144)	42,831

Financial expenses
Exchange variation on financings	224,311	-	221,221	(13,671)
Net losses on derivative instruments	(68,052)	-	(65,415)	(54,755)
Financial charges on foreign currency debts	(68,431)	-	(113,579)	(130,085)
Financial charges on debt in Reais	(19,430)	(2,209)	(19,960)	(43,973)
Interest and exchange variation on loans	191,433	(10,764)	262
Taxes on financial transactions	(23,100)	(14,676)	(31,853)	(37,092)
Financial charges on contingencies and other	(13,507)	(883)	(16,213)	(16,956)
Other	(6,682)	(6)	(10,733)	(21,492)

	216,542	(28,538)	(36,270)	(318,024)

Net financial income	82,472	(17,666)	(170,414)	(275,193)

(e) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the subsidiaries do not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the credit risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize derivative financial assets and liabilities in the event of default.

14. INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Reconciliation of consolidated Income and Social Contribution taxes expenses with nominal rates

	Quarter ended

	03.31.2006	03.31.2005

Consolidated net income, before income and social contribution taxes	936,942	291,940
Profit sharing and contributions	(14,603)	(39,393)

Consolidated net income, before income and social contribution taxes and minority
interest	922,339	252,547

Expense with income and social contribution tax at nominal rates (34%)	(313,595)	(85,866)
Adjustments to determine the actual rate:
Interest attributed to shareholders’ equity	128,511	73,752
Foreign subsidiaries’ income not subject to taxation	(95,062)	(27,228)
Equity gains in subsidiaries	13,360	15,011
Goodwill amortization, non-deductible portion (i)	(51,378)	(117,903)
Reversal of provision for goodwill realization (ii)	57,915	-
Exchange variation on investments	(27,090)	8,152
Permanent additions, exclusions and other	10,678	24,427

Income and social contribution taxes expenses over profit	(276,661)	(109,655)

(i) This amount considers the goodwill amortization effects of Labatt Aps in Labatt Canada, totaling R$ 150,838 in the year ended on March 31, 2006 (R$ 330,925, on March 31, 2005), generating a tax effect as it is not deductible, totaling R$ 51,285 (R$ 112,514 on March 31, 2005).

(ii) Amount corresponding to the reversal of provision for goodwill realization originally recorded in InBev Brasil, mentioned in note 6 (i), at the amount of R$ 170,337 in the quarter ended March 31, 2006, generating a crediting tax effect, as it is not taxable, at the amount of R$ 57,915.

(b) Breakdown of benefit (expense) of income and social contribution taxes for the quarter ended:

	Parent Company		Consolidated

	03.31.06	03.31.05	03.31.06	03.31.05

Current	(153,578)	-	(277,722)	(164,236)
Deferred	2,027	46,793	1,061	54,581

Total	(151,551)	46,793	(276,661)	(109,655)

(c) Breakdown of deferred taxes

	Parent Company		Consolidated

	03.31.06	03.31.05	03.31.06	03.31.05

Long-term assets
Tax losses carryforwards	291,135	357,594	825,191	896,933
Temporary differences:
Intertemporal provisions	338,789	342,362	416,590	422,726
Provision of interest attributed to
shareholders’ equity	128,511	-	128,511	-
Provision for losses on tax incentives	3,085	3,085	7,619	7,535
Goodwill future profitability – Mergers	132,573	132,573	132,573	132,573
Provision for restructuring	-	-	37,262	46,358
Provision for health care benefits	29,164	28,695	147,570	165,915
Provision of employees profit sharing	28,898	43,467	33,869	47,769
Provision for losses of real property for
sale	20,482	22,141	20,879	22,538
Provision for losses on hedge	118,213	116,861	118,213	116,861
Provision for losses in credit reception	9,760	9,764	10,296	10,437
Provision with marketing and sales
expenses	20,304	51,563	20,304	51,563
Other	61,536	73,368	121,497	120,833

	1,182,450	1,181,473	2,020,374	2,042,041

Long-term liabilities
Temporary differences:
Accelerated depreciation	-	-	50,305	59,885
Other	25,919	26,693	37,951	34,755

	25,919	26,693	88,256	94,640

Based on projections of generation future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated effective balance of deferred income and social contribution taxes over tax losses is shown as follows:

03.31.06

(millions of reais)

2006	47
2007	96
2008	136
2009	187
2010	229
2011	130

825

The asset recorded is limited to the amounts for which offset is supported by future taxable income projections, discounted to present value, also considering that tax loss carryforwards is limited to 30% of taxable income for the year, determined according to Brazilian tax laws.

Deferred income tax assets as of March 31, 2006 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of March 31, 2006 will be realized until the fiscal year 2010. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and amounts.

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of the Company’s future profits.

15. COMMITMENTS WITH SUPPLIERS

The Company hold agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2006, 2007 and 2008, already contracted on March 31, 2006, totaling R$ 387,462, R$ 175,331 and R$ 233,775, respectively (R$ 533,434 and R$ 3,275, respectively, on December 31, 2005).

16. OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	03.31.06	03.31.05	03.31.06	03.31.05

Operating income
Equity in the results and gains from
subsidiaries	-	-	29,667	44,918
Exchange variation of investments abroad	-	-	12,537	29,971
Other operating income	5,217	115	6,802	3,466

	5,217	115	49,006	78,355

Operating expenses
Goodwill amortization	(4,544)	(21,185)	(292,422)	(482,254)
Exchange variation without investments
abroad	(8,554)	-	-	-
Other taxes	(369)	-	(349)	(104)
Other operating expenses	-	(3,806)	(2,271)	(7,194)

	(13,467)	(24,991)	(295,042)	(489,552)

Operating expenses, net	(8,250)	(24,876)	(246,036)	(411,197)

17. OTHER NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	03.31.06	03.31.05	03.31.06	03.31.05

Non-operating income
Gain on disposal of permanent assets	11,154	-	12,998	9,392
Reversal of provision for unearned income in
Subsidiaries	4,174	-	-	-
Gain of interest ownership in subsidiaries	-	-	5,454	-
Other non-operating income	197	-	1,146	501

	15,525	-	19,598	9,893

Non-operating expenses
Provision for losses in permanent assets	-	-	-	(71,010)
Loss on disposal of permanent assets	(10,383)	-	(12,239)	(5,069)
Provision for restructuring	-	-	-	(107,839)
Other non-operating expenses	(175)	(62)	(2,604)	(2,434)

	(10,558)	(62)	(14,843)	(186,352)

Other non-operating income (expenses), net	4,967	(62)	4,755	(176,459)

18. INSURANCE

As of March 31, 2006 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

19. SUBSEQUENT EVENTS

(i) Purchase of interest of BAC in Quinsa

On April 13, 2006, the Company entered into an agreement with BAC, by means of which BAC will sell the total of its shares in Quinsa to AmBev, by a total price of approximately US$ 1.2 billion, subject to certain adjustments, including dividends and interest. After the conclusion of the operation, the interest of AmBev in the capital stock of Quinsa will increase from 56.72% to 91.18% .

This agreement represents the last stage of the operation started in May 2002, by means of which AmBev acquired an initial interest in Quinsa. As mentioned in note 1(b)(iii), the original agreements had an option of agreement with which BAC could exchange its remaining shares in Quinsa for shares of AmBev, as well as a corresponding option in favor of AmBev, as from 2009. In the operation announced on April 13, 2006, both parties agreed that the purchase price will be paid in cash and that the referred options will no longer be exercised.

The conclusion of the operation is subject to the usual preceding conditions for this type of operation, including any necessary regulatory approval.

The operation will be submitted to the ratification of the shareholders of AmBev, under the terms of the Article 256 of Law 6,404/76.

(ii) Sale of the brand MARATHON

On April 12, 2006, CADE authorized the sale of the Brand Marathon to the company Globalbev, which had acquired the brand by means of an Auction carried out on February 13, 2006 and was waiting for the approval of CADE.

(iii) Review of the Plan for acquisition of shares by employees

On April 20, 2006, at the Annual and Extraordinary Shareholders’ Meeting, the Company’s shareholders approved the review of AmBev’s Share Plan (“Reviewed Plan”), which rules the acquisition of the Company’s shares by qualified employees of the Company and subsidiaries.

The reviewed plan sets forth that employees have the option to acquire AmBev’s shares, at market price, on a preestablished date by the Board of Directors, receiving at the moment of the purchase, options for the subsequent purchase of the Company’s shares at a determined price. The number of shares granted varies according to the number of shares acquired.

The options are regulated under the terms of the provisions in the Reviewed Plan, in a Program approved by the Board of Directors and in individual agreements entered into with the participants. The options have a grace period of 5 years and expire 10 years after their concession.

The Reviewed Plan did not change rights and duties granted to employees in view of previous Share Plans.

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

See Group 8 – Consolidated Performance Overview

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - Code	2 – Description	3 - 3/31/2006	4 - 12/31/2005
1	Total Assets	32,286,600	33,492,833
1.01	Current Assets	4,574,548	4,931,378
1.01.01	Available funds	893,361	837,272
1.01.01.01	Cash and cash equivalents	893,361	837,272
1.01.02	Credits	1,767,415	2,136,368
1.01.02.01	Dhort-term investments	456,697	259,000
1.01.02.02	Unrealized gain on derivatives	0	0
1.01.02.03	Trade accounts receivable, net	729,909	1,331,823
1.01.02.04	Taxes recoverable	580,809	545,545
1.01.03	Inventories	1,160,429	1,178,053
1.01.04	Other	753,343	779,685
1.01.04.01	Other assets	753,343	779,685
1.02	Long-term assets	3,078,243	3,159,997
1.02.01	Sundry Credits	2,635,259	2,679,391
1.02.01.01	Compulsory judicial deposits and tax incentives	540,131	522,462
1.02.01.02	Advances to employees for purchase of shares	74,754	114,888
1.02.01.03	Deferred income and social contribution taxes	2,020,374	2,042,041
1.02.02	Accounts receivable from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	442,984	480,606
1.02.03.01	Assets held for sale	94,487	104,535
1.02.03.02	Other assets	348,497	376,071
1.03	Permanent Assets	24,633,809	25,401,458
1.03.01	Investments	16,450,761	16,763,542
1.03.01.01	Interest in associated companies	4,718	4,818
1.03.01.02	Interest in subsidiaries	16,416,213	16,722,234
1.03.01.02.01	Subsidiaries - goodwill/Negative goodwill	16,416,213	16,722,234
1.03.01.03	Other investments	29,830	36,490
1.03.02	Property, plant and equipment	5,074,642	5,404,581
1.03.03	Deferred charges	3,108,406	3,233,335

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 3/31/2006	4 - 12/31/2005
2	Total liabilities	32,286,600	33,492,833
2.01	Current liabilities	4,841,759	5,052,199
2.01.01	Loans and financings	1,152,215	1,209,392
2.01.02	Debentures	0	0
2.01.03	Suppliers	862,469	1,065,424
2.01.04	Taxes, charges and contributions	1,039,061	1,275,324
2.01.04.01	Income and social contribution taxes	270,890	244,548
2.01.04.02	Other taxes, charges and contributions	768,171	1,030,776
2.01.05	Dividends payable	408,159	25,937
2.01.05.01	Dividends payable	82,799	13,614
	Provision for interest attributed to shareholders’
2.01.05.02	equity	325,360	12,323
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,379,855	1,476,122
2.01.08.01	Payroll, profit sharing and related charges	443,878	447,706
2.01.08.02	Unrealized loss on derivatives	259,947	129,804
2.01.08.03	Other liabilities	676,030	898,612
2.02	Long-term liabilities	7,781,348	8,300,709
2.02.01	Loans and financings	5,561,761	5,994,152
2.02.02	Debentures	0	0
2.02.03	Provisions	1,107,226	1,128,225
2.02.03.01	For contingencies	1,107,226	1,128,225
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	1,112,361	1,178,332
2.02.05.01	Sales tax deferrals	364,635	352,563
2.02.05.02	Other liabilities	747,726	825,769
2.03	Deferred income	149,904	149,946
2.04	Minority interest	108,805	122,640
2.05	Shareholders' equity	19,404,784	19,867,339
2.05.01	Subscribed paid-in capital	5,691,369	5,691,369
2.05.02	Capital reserve	13,146,460	13,496,065
2.05.02.01	Advances for future capital increase	4,305	0
2.05.02.02	Premium on the placement of stock option to repurchase own shares	0	6,311
2.05.02.03	Premium on issuance of shares	13,442,590	13,442,590

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 3/31/2006	4 - 12/31/2005
2.05.02.06	Subsidy for investment and tsx incentives	476,575	440,608
2.05.02.07	Treasury shares	(777,010)	(393,444)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	289,030	679,905
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	80,199	471,074
2.05.04.02.01	For investments	80,199	471,074
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Unappropriated retained earnings /accumulated losses	277,925	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.01	Gross sales and/or services	7,462,779	7,462,779	6,793,738	6,793,738
3.02	Gross sales deductions	(3,493,056)	(3,493,056)	(3,098,147)	(3,098,147)
3.03	Net sales and/or services	3,969,723	3,969,723	3,695,591	3,695,591
3.04	Cost of sales and/or services	(1,324,997)	(1,324,997)	(1,345,260)	(1,345,260)
3.05	Gross profit	2,644,726	2,644,726	2,350,331	2,350,331
3.06	Operating expenses/income	(1,712,539)	(1,712,539)	(1,881,932)	(1,881,932)
3.06.01	Selling	(852,761)	(852,761)	(810,878)	(810,878)
3.06.02	General and administrative	(443,571)	(443,571)	(384,917)	(384,917)
3.06.02.01	Administrative	(193,610)	(193,610)	(202,442)	(202,442)
3.06.02.02	Management fees	17,243	17,243	(1,065)	(1,065)
3.06.02.03	Depreciation, amortization and depletion	(280,956)	(280,956)	(150,604)	(150,604)
3.06.02.04	Provision for contingencies	13,752	13,752	(30,806)	(30,806)
3.06.03	Financial	(170,414)	(170,414)	(275,193)	(275,193)
3.06.03.01	Financial income	(134,144)	(134,144)	42,831	42,831
3.06.03.02	Financial expenses	(36,270)	(36,270)	(318,024)	(318,024)
3.06.04	Other operating income	49,006	49,006	78,355	78,355
3.06.05	Other operating expenses	(295,042)	(295,042)	(489,552)	(489,552)
3.06.06	Equity in results of subsidiaries	243	243	253	253
3.07	Operating income	932,187	932,187	468,399	468,399
3.08	Non-operating income (expenses)	4,755	4,755	(176,459)	(176,459)
3.08.01	Income	19,598	19,598	9,893	9,893

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.08.02	Expenses	(14,843)	(14,843)	(186,352)	(186,352)
3.09	Income before taxes/profit sharing	936,942	936,942	291,940	291,940
3.10	Provision for income and social contribution taxes	(277,722)	(277,722)	(164,236)	(164,236)
3.11	Deferred income and social contribution taxes	1,061	1,061	54,581	54,581
3.12	Statutory profit sharing/contributions	(14,603)	(14,603)	(39,393)	(39,393)
3.12.01	Profit sharing	(14,603)	(14,603)	(39,393)	(39,393)
3.12.01.01	Employees	(31,174)	(31,174)	(40,355)	(40,355)
3.12.01.02	Management	16,571	16,571	962	962
3.12.02
	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	10,221	10,221	1,357	1,357
3.15	Net income for the period	655,899	655,899	144,249	144,249
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,917,715	64,917,715	54,499,368	54,499,368
	EARNINGS PER SHARE	0.01010	0.01010	0.00265	0.00265
	LOSS PER SHARE

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AMBEV REPORTS FIRST QUARTER 2006 RESULTS

São Paulo, May 11, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the first quarter 2006 (1Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

• Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;
• Hispanic Latin America (HILA): comprising (i) AmBev’s average 59.8% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and
• North America: representing the operations of Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the first quarter 2005 (1Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

• Consolidated EBITDA reached R$1,709.0 million (+17.7%) . EBITDA margin reached 43.1% (+380 bps).
• Beer Brazil EBITDA’s grew 25.5%, achieving 52.6% margin; AmBev market share reached 68.9% in March, and sales volume increased 8.1% ..
• CSD & Nanc sales volume rose 12.5% in Brazil; EBITDA amounted to R$ 177.1 million, up 45.2% reaching 40.4% margin.
• Quinsa total EBITDA grew 17.2% in US dollars, and AmBev’s average stake in Quinsa during 1Q06 reached 59.8% (1Q05: 54.8%) .
• Labatt EBITDA increased 12.1% in Canadian dollars, and the EBITDA margin reached 27.8% .
• Net earnings per thousand shares rose 281.7%; excluding goodwill amortization and adjusting the share base to reflect common shares bonus implemented on May 31, 2005, we observed a 52.5% increase in earnings per thousand shares.

Financial Highlights – AmBev Consolidated			%
R$ million	1Q06	1Q05	Change

Net revenues	3,969.7	3,695.6	7.4%
Gross profit	2,644.7	2,350.3	12.5%
EBIT	1,334.6	1,185.3	12.6%
EBITDA	1,709.0	1,451.6	17.7%
Net income	655.9	144.2	354.7%
No. of shares outstanding (millions)	64,917.7	54,499.4	19.1%
EPS (R$/000 shares)	10.10	2.65	281.7%
EPS excl. goodwill amortization (R$/000 shares)	14.61	11.50	27.1%
EPS (US$/ADR)	0.46	0.10	363.3%
EPS excl. goodwill amortization (US$/ADR)	0.66	0.43	54.2%
Adjusted* EPS excl. goodwill amortization (R$/000 shares)	14.61	9.58	52.5%
Adjusted* EPS excl. goodwill amortization (US$/ADR)	0.66	0.36	85.1%

*Number of shares outstanding and EPS for 1Q05 were adjusted for the stock bonus of 05/31/05.

Notes:
(1) Average exchange rates between Reais and US dollars used for 1Q06 and 1Q05 were R$2.20/US$ and R$2.67/US$ , respectively.
(2) The average exchange rate between Reais and Canadian dollars used for 1Q06 and 1Q05 was R$1.89/CAD$ and R$ 2.14/CAD$ , respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.

Message from AmBev Management

AmBev presented solid results in 1Q06. EBITDA grew 17.7%, while EPS (before goodwill amortization and adjusted for the share bonus implemented on May 31, 2005) grew 52.5% . The performance was led by the Brazilian operation, reaching an EBITDA margin of 50.8%, by Labatt, with an EBITDA growth of 12.1% (in Canadian dollars), and by Quinsa, with an EBITDA growth of 17.2% (in US dollars).

Brazilian Beer operations showed a 8.1% volume growth, boosted by the high-temperature summer season, higher disposable income and market share gains. The CSD & Nanc segment also exhibited significant volume growth, 12.5% higher than the first quarter of 2005. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, Latin America General Officer, affirmed: “We had an encouraging first quarter. We will keep focusing to assure we capture the opportunities, such as the World Cup and elections, while keeping the threats under control, such as the commodities hike that will affect us in the next quarters.”

Quinsa continues to deliver meaningful results, highlight for 32.6% increase in soft drinks volume. On the other hand, HILA-ex continues showing results below our expectations, driven by increased competition in most of these markets. “The year has been tough for our HILA-ex operations. Although moving forward, we are not satisfied and will continue to pursue growth in these markets. Once again, Quinsa delivered excellent results.”, said Luiz Fernando Edmond.

In Canada, Ambev obtained volume growth, boosted by a mild winter season. Cost reduction initiatives once again contributed to an excellent 12.1% EBITDA growth in Canadian dollars. “The market continues showing an extremely competitive scenario in 2006; however, we continue to maintain our strategy and focus on costs, which has been ensuring such high profitability levels,” says Miguel Patrício, North America General Officer.

The performance in all business units was reflected by the excellent cash generation. “Our operating cash generation reached R$ 1,438.3 million, resulting from an excellent business performance and financial discipline,” says João Castro Neves, AmBev’s CFO.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,357.5 million (+27.4%), representing 79.4% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total

R$ million	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.

Volume ('000 hl)	16,113	14,905	8.1%	5,347	4,755	12.5%	n.a	n.a	n.a	21,461	19,660	9.2%
Net Revenue	2,217.2	1,915.4	15.8%	438.3	388.4	12.8%	14.9	20.6	-27.7%	2,670.4	2,324.4	14.9%
Net Revenue/hl	137.6	128.5	7.1%	82.0	81.7	0.3%	n.a	n.a	n.a	124.4	118.2	5.2%
COGS	(624.3)	(601.0)	3.9%	(206.2)	(209.3)	-1.5%	0.4	(5.0)	n.m.	(830.1)	(815.3)	1.8%
COGS/hl	(38.7)	(40.3)	-3.9%	(38.6)	(44.0)	-12.4%	n.a	n.a	n.a	(38.7)	(41.5)	-6.7%
Gross Profit	1,592.9	1,314.3	21.2%	232.1	179.1	29.6%	15.2	15.6	-2.5%	1,840.3	1,509.1	21.9%
Gross Margin	71.8%	68.6%	320 bps	53.0%	46.1%	680 bps	102.4%	75.9%	2650 bps	68.9%	64.9%	400 bps
SG&A excl. deprec. & amort.	(461.0)	(425.3)	8.4%	(60.7)	(64.6)	-6.1%	(1.0)	(0.8)	18.8%	(522.6)	(490.7)	6.5%
SG&A deprec. & amort.	(174.7)	(83.4)	109.5%	(57.9)	(26.5)	117.9%	0.0	0.0	n.a.	(232.5)	(109.9)	111.5%
SG&A Total	(635.7)	(508.7)	25.0%	(118.5)	(91.1)	30.0%	(1.0)	(0.8)	18.8%	(755.1)	(600.7)	25.7%
% of Net Revenue	28.7%	26.6%	210 bps	27.0%	23.5%	360 bps	6.6%	4.0%	260 bps	28.3%	25.8%	240 bps
EBIT	957.3	805.6	18.8%	113.6	88.0	29.1%	14.3	14.8	-3.7%	1,085.2	908.4	19.5%
EBIT Margin	43.2%	42.1%	110 bps	25.9%	22.7%	330 bps	95.8%	71.9%	2390 bps	40.6%	39.1%	160 bps
EBITDA	1,166.1	929.1	25.5%	177.1	122.0	45.2%	14.3	14.8	-3.7%	1,357.5	1,065.9	27.4%
EBITDA Margin	52.6%	48.5%	410 bps	40.4%	31.4%	900 bps	95.8%	71.9%	2390 bps	50.8%	45.9%	500 bps

Beer Brazil

Net Revenues

Net revenues for Beer Brazil operation reached R$2,217.2 million (+15.8%) in 1Q06, Such growth derives from both higher sales volume and increase in net revenues per hectoliter. Beer sales volume reached 16,113 million hectoliters (+8.1%) . This result reflects the Brazilian market growth and higher AmBev’s average market share (1Q06: 68.7%; 1Q05: 67.8%), information estimated by ACNielsen. In March 2006, Ambev’s market share stood at 68.9% . Net revenues per hectoliter of beer were R$137.6, (+7.1%) . Such increase is impacted (i) by the price repositioning implemented by Ambev during December of 5% on average; (ii) by increased sales volumes through direct distribution; (iii) by ongoing Company’s revenue management initiatives, including the premium segment development (Company’s flag brands in this segment, Bohemia and Original grew in 1Q06, 10.4% and 51.2%, respectively) and (iv) negatively by the ICMS (value-added sales tax) increase. Compared to 4Q05, revenues per hectoliter increased 4.5% (4Q05:R$131.7), mainly impacted by the price repositioning occurred in December and negatively by the ICMS increase.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$624.3 million (+3.9%) in 1Q06. The COGS increase resulted from volume growth of 8.1% . COGS per hectoliter dropped 3.9% (1Q06: R$38.7; 1Q05: R$40.3), in view of lower exchange rate implicit in the hedging policy

(1Q06: R$2.55/US$ ; 1Q05: R$2.89/US$ ) and higher share of returnable packages in the product mix. Compared to 4Q05, COGS per hectoliter decreased 6.4% .

Gross Profit

Gross profit for Beer Brazil reached R$1,592.9 million (+21.2%) . Gross margin reached 71.8%, an expansion of 320 basis points.

SG&A

SG&A expenses for Beer Brazil accumulated R$635.7 million (+25.0%) . The main drivers for this growth were depreciation and amortization expenses (+109.5%), mainly arising from the deferred assets amortization generated from the merge of InBev Brasil. Excluding depreciation and amortization expenses, SG&A expenses increased 8.4% . Such growth is explained by (i) growth of fixed expenses below inflation; (ii) an 8.1% increase in volume, which generates increments in expenses, such as freight; and (iii) expansion of direct distribution.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$957.3 million (+18.8%) . EBIT margin increased by 110 basis points, reaching 43.2% .

EBITDA for Beer Brazil reached R$1,166.1 million (+25.5%), and EBITDA margin over net revenues stood at 52.6% (+410 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$438.3 million (+12.8%), boosted by a sales volume growth and increasing net revenues per hectoliter.

Sales volumes reached 5,347.0 million hectoliters (+12.5%), as a result of a growth in the soft drink market coupled with higher Ambev’s average market share (1Q06: 17.4%;1Q05: 17.2%), according to ACNielsen’s estimates. Net revenues per hectoliter grew 0.3% (1Q06: R$82.0; 1Q05: R$81.7), impacted (i) positively by a rise in prices occurred during 2005 and 2006; (ii) positively by the good performance of Gatorade isotonic drink, which grew volumes by 25.8%; (iii) negatively by increased taxes; and (iv) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc totaled R$206.2 million (-1.5%) . The result was impacted by (i) increased commodities costs (sugar and aluminum), which was more than offset by lower implicit US dollar (1Q06: R$2.55/US$ ; 1Q05: R$2.89/US$ ); and (ii) increased mix of multi-servings packages of 2.0 and 2.5 liters (PET). Consequently, the Company reached a 12.4% decline in COGS per hectoliter (1Q06: R$38.6; 1Q05: R$44.0) . Compared to 4Q05, COGS per hectoliter decreased 4.0% .

Gross Profit

Gross profit in the CSD & Nanc business segment summed R$232.1 million (+29.6%), while the gross margin expanded by 680 basis points, reaching 53.0% .

SG&A

SG&A expenses for CSD & Nanc amounted to R$118.5 million (+30.0%) . The growth observed is mostly explained by the increase in depreciation and amortization expenses (+117.9%), mainly arising from the deferred assets amortization generated by the merge of InBev Brasil.

Excluding depreciation and amortization expenses, SG&A expenses dropped 6.1% . This result is explained by (i) lower sales and marketing budget allocation on the first quarter; (ii) fixed costs growth similar to inflation; and (iii) increase in sales volume.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$113.6 million (+29.1%) . EBIT margin increased by 330 basis points, and stood at 25.9% . EBITDA for the segment amounted R$177.1 million (+45.2%), and EBITDA margin expanded by 900 basis points to 40.4% .

Malt and By-Products

Net revenues for Malt and By-Products reached R$14.9 million (-27.7%) . EBIT and EBITDA were R$14.3 million (-3.7%) .

Hispanic Latin America – HILA

HILA operations achieved an EBITDA of R$150.5 million (-15.8%), accounting for 8.8% of AmBev’s consolidated EBITDA.

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	1Q06	1Q05%	Chg.	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.

Volume ('000 hl)	7,741	6,861	12.8%	1,671	1,505	11.0%	9,412	8,366	12.5%
Net Revenue	397.0	364.9	8.8%	176.6	184.9	-4.5%	573.7	549.8	4.3%
Net Revenue/hl	85.8	97.0	-11.6%	105.7	122.8	-14.0%	91.1	104.4	-12.8%
COGS	(153.8)	(144.0)	6.9%	(104.9)	(94.6)	10.9%	(258.7)	(238.6)	8.4%
COGS/hl	(33.2)	(38.3)	-13.2%	(62.7)	(62.8)	-0.2%	(41.1)	(45.3)	-9.3%
Gross Profit	243.2	220.9	10.1%	71.8	90.3	-20.5%	315.0	311.2	1.2%
Gross Margin	61.3%	60.5%	70 bps	40.6%	48.8%	-820 bps	54.9%	56.6%	-170 bps
SG&A excl. deprec. & amort.	(83.0)	(72.2)	15.0%	(103.1)	(88.9)	16.0%	(186.1)	(161.1)	15.5%
SG&A deprec. & amort.	(11.2)	(9.6)	16.0%	(16.5)	(12.1)	36.5%	(27.7)	(21.7)	27.4%
SG&A Total	(94.2)	(81.8)	15.1%	(119.6)	(101.0)	18.5%	(213.8)	(182.8)	17.0%
% of Net Revenue	23.7%	22.4%	130 bps	67.7%	54.6%	1310 bps	37.3%	33.3%	400 bps
EBIT	149.0	139.1	7.1%	(47.9)	(10.7)	346.7%	101.2	128.4	-21.2%
EBIT Margin	37.5%	38.1%	-60 bps	-27.1%	-5.8%	-2130 bps	17.6%	23.4%	-570 bps
EBITDA	175.0	171.0	2.3%	(24.5)	7.7	n.m.	150.5	178.6	-15.8%
EBITDA Margin	44.1%	46.9%	-280 bps	-13.9%	4.1%	n.m.	26.2%	32.5%	-630 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

Quinsa

AmBev’s average stake in Quinsa for the 1Q06 was 59.8% (1Q05:54.8%), and yielded an EBITDA of R$175 million (+2.3%) for the company.

Quinsa Results	Beer			CSD			Total
R$ million	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.

Volume ('000 hl)	4,959	4,763	4.1%	2,782	2,098	32.6%	7,741	6,861	12.8%
Net Revenue	292.6	280.6	4.3%	104.4	84.2	24.0%	397.0	364.9	8.8%
Net Revenue/hl	98.7	107.5	-8.2%	62.8	73.3	-14.3%	85.8	97.0	-11.6%
COGS	(87.5)	(88.2)	-0.7%	(66.3)	(55.8)	18.8%	(153.8)	(144.0)	6.9%
COGS/hl	(29.5)	(33.8)	-12.6%	(39.9)	(48.5)	-17.9%	(33.2)	(38.3)	-13.2%
Gross Profit	205.1	192.5	6.5%	38.1	28.4	34.0%	243.2	220.9	10.1%
Gross Margin	70.1%	68.6%	150 bps	36.5%	33.7%	270 bps	61.3%	60.5%	70 bps
SG&A excl. deprec. & amort.	(62.5)	(55.1)	13.5%	(20.5)	(17.1)	19.9%	(83.0)	(72.2)	15.0%
SG&A deprec. & amort.	(8.5)	(7.7)	10.0%	(2.7)	(1.9)	39.9%	(11.2)	(9.6)	16.0%
SG&A Total	(71.0)	(62.8)	13.1%	(23.2)	(19.0)	21.9%	(94.2)	(81.8)	15.1%
% of Net Revenue	24.3%	22.4%	190 bps	22.2%	22.6%	-40 bps	23.7%	22.4%	130 bps
EBIT	134.1	129.7	3.4%	14.9	9.4	58.5%	149.0	139.1	7.1%
EBIT Margin	45.8%	46.2%	-40 bps	14.3%	11.2%	310 bps	37.5%	38.1%	-60 bps
EBITDA	155.2	156.2	-0.6%	19.8	14.8	33.7%	175.0	171.0	2.3%
EBITDA Margin	53.0%	55.7%	-260 bps	18.9%	17.5%	140 bps	44.1%	46.9%	-280 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa Beer

Quinsa beer operations recorded a R$155.2 million EBITDA (-0.6%) . The main driver for EBITDA decrease was the Real appreciation against the US dollar. Quinsa beer operations EBITDA posted an increase of 13.5% in US dollars.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$19.8 million EBITDA (+33.7%) . The main income growth driver for this operation continues to be the solid volume increase, both in Argentina and Uruguay. Quinsa soft drink operations EBITDA, in US dollars, grew 57.2% .

HILA-ex Quinsa

AmBev’s operations in North Latin America (HILA-ex) reported a negative EBITDA of R$24.5 million, representing a R$32.1 million loss in relation to 1Q05.

HILA-ex Results	Beer			CSD			Total
R$ million	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.	1Q06	1Q05	% Chg.

Volume ('000 hl)	753	644	16.8%	919	861	6.7%	1,671	1,505	11.0%
Net Revenue	102.2	94.4	8.2%	74.5	90.5	-17.7%	176.6	184.9	-4.5%
Net Revenue/hl	135.7	146.5	-7.3%	81.1	105.1	-22.9%	105.7	122.8	-14.0%
COGS	(55.5)	(47.1)	18.0%	(49.3)	(47.5)	3.8%	(104.9)	(94.6)	10.9%
COGS/hl	(73.8)	(73.0)	1.1%	(53.7)	(55.2)	-2.8%	(62.7)	(62.8)	-0.2%
Gross Profit	46.6	47.3	-1.5%	25.2	43.0	-41.4%	71.8	90.3	-20.5%
Gross Margin	45.6%	50.2%	-450 bps	33.8%	47.5%	-1370 bps	40.6%	48.8%	-820 bps
SG&A excl. deprec. & amort.	(73.1)	(57.7)	26.7%	(30.0)	(31.2)	-3.8%	(103.1)	(88.9)	16.0%
SG&A deprec. & amort.	(8.6)	(5.6)	52.4%	(7.9)	(6.5)	22.6%	(16.5)	(12.1)	36.5%
SG&A Total	(81.7)	(63.3)	29.0%	(37.9)	(37.7)	0.8%	(119.6)	(101.0)	18.5%
% of Net Revenue	80.0%	67.1%	1290 bps	50.9%	41.6%	930 bps	67.7%	54.6%	1310 bps
EBIT	(35.1)	(16.0)	119.2%	(12.8)	5.3	n.m.	(47.9)	(10.7)	346.7%
EBIT Margin	-34.3%	-17.0%	-1740 bps	-17.2%	5.8%	n.m.	-27.1%	-5.8%	-2130 bps
EBITDA	(22.4)	(6.3)	254.3%	(2.1)	14.0	n.m.	(24.5)	7.7	n.m.
EBITDA Margin	-21.9%	-6.7%	-1520 bps	-2.8%	15.5%	n.m.	-13.9%	4.1%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$22.4 million. The main reasons for this result were (i) the initial phase of beer operations in Peru and the Dominican Republic, generating expenses related to launching; (ii) increased competitive market in most countries, causing lower volume in Venezuela, Equator and Central America; and (iii) higher logistic expenses, with the introduction of returnable bottles.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA was negative at R$2.1 million. The reasons for this result were (i) decreased net revenues per hectoliter and (ii) increased SG&A expenses.

North America

Labatt, AmBev’s operation in North America, had a strong performance in 1Q06, reaching CAD$ 107.0 million EBITDA (+12.1%) . EBITDA in Brazilian Reais amounted to R$201.1 million (-2.9%), due to the strong appreciation of the Brazilian Real against the Canadian dollar.

North America Results
CAD$ million	1Q06	1Q05	% Chg.

Volume ('000 hl)	2,092	2,042	2.5%
Domestic Volume	1,747	1,731	0.9%
Exports Volume	345	310	11.2%
Net Revenues	385.4	381.7	1.0%
Net Revenues/hl	184.2	187.0	-1.5%
Domestic Net Revenues	365.4	362.4	0.8%
Exports Net Revenues	20.0	19.3	3.4%
COGS	(125.3)	(135.6)	-7.6%
COGS/hl	(59.9)	(66.4)	-9.8%
Gross Profit	260.0	246.1	5.7%
Gross Margin	67.5%	64.5%	300 bps
SG&A excl. deprec. & amort.	(170.0)	(169.2)	0.5%
SG&A deprec. & amort.	(11.0)	(8.8)	25.3%
SG&A Total	(181.1)	(178.0)	1.7%
% of Net Revenues	47.0%	46.6%	40 bps
EBIT	79.0	68.1	16.0%
EBIT Margin	20.5%	17.8%	270 bps
EBITDA	107.0	95.4	12.1%
EBITDA Margin	27.8%	25.0%	280 bps

North America Results
R$ million	1Q06	1Q05	% Chg.

Volume ('000 hl)	2,092	2,042	2.5%
Domestic Volume	1,747	1,731	0.9%
Exports Volume	345	310	11.2%
Net Revenues	725.7	821.5	-11.7%
Net Revenues/hl	346.8	402.4	-13.8%
COGS	(236.2)	(291.4)	-18.9%
COGS/hl	(112.9)	(142.7)	-20.9%
Gross Profit	489.4	530.0	-7.7%
Gross Margin	67.4%	64.5%	290 bps
SG&A excl. deprec. & amort.	(320.4)	(362.5)	-11.6%
SG&A deprec. & amort.	(20.8)	(19.0)	9.5%
SG&A Total	(341.1)	(381.5)	-10.6%
% of Net Revenues	47.0%	46.4%	60 bps
EBIT	148.3	148.5	-0.1%
EBIT Margin	20.4%	18.1%	240 bps
EBITDA	201.1	207.1	-2.9%
EBITDA Margin	27.7%	25.2%	250 bps

Net Revenues

Labatt net revenues amounted CAD$385.4 million (+1.0%), boosted by sales volumes growth. Net revenues in local currency (Reais) were negatively affected by Real appreciation against Canadian dollar, reaching R$725.7 million (-11.7%) . Sales volumes reached 2,092 million hectoliters (+2.5%), a combination of 0.9% growth in the domestic market and 11.2% growth in exports volume.
Net revenues per hectoliter declined 13.8% (1Q06: R$346.7; 1Q05: R$402.4), reflecting the Real appreciation against the Canadian dollar. In Canadian dollars, net revenues per hectoliter decreased 1.5% (1Q06: CAD$184.2; 1Q05: CAD$187.0) . This decline was a result of (i) stable domestic revenues per hectoliter (1Q06: CAD$209.2; 1Q05: CAD$209.3), and (ii) a decline of 7.1% in revenues per hectoliter of exports to the United States (1Q06: CAD$57.8; 1Q05: CAD$62.2), mostly explained by (i) the appreciation of the Canadian dollar against the US dollar; and (ii) the tough economic environment in the state of Michigan, one of the core markets for Labatt Blue, which led to an increase in promotional activity by the major American brewers and consumer shift to discount brands.

COGS

Labatt’s COGS reached R$236.2 million (-18.9%) . In Canadian dollars, COGS decreased 7.6% reaching CAD$125.3 million. The Company reached a 20.9% decline in COGS per hectoliter (1Q06: R$112.9; 1Q05: R$142.7) . In Canadian dollars, a 9.8% decline was obtained in COGS per hectoliter (1Q06: CAD$59.9; 1Q05: CAD$66.4; 4Q05: CAD$60.1) . Such reduction is a result of significant improvements provided by the Company’s program of plant optimization, which pursue through a structured process the leveling of core industrial KPI’s to benchmark standards in the AmBev-InBev universe. Across the last months continuous enhancements were achieved in line efficiencies, extract and packaging losses and usage of water and energy.

Gross Profit

Gross profit reached R$489.4 million (-7.7%) . In Canadian dollars, gross profit amounted to CAD$260 million (+5.7%), whereas gross margin increased by 300 basis points, reaching 67.5% .

SG&A

SG&A expenses from Labatt operation summed up to R$341.1 million (-10.6%) . In Canadian dollars operating expenses increased by 1.7%, reaching CAD$181.1 million. Depreciation and amortization expenses related to SG&A summed up to R$20.8 million (+9.5%) . In Canadian dollars, these expenses grew 25.3% reaching CAD$11.0 million. Excluding amortization and depreciation, SG&A reached CAD$170.0 million (+0.5%) .

EBIT and EBITDA

Labatt’s EBIT reached R$148.3 million (-0.1%) . EBIT margin grew 240 basis points, reaching 20.4% .
EBITDA for the segment amounted to R$201.1 million (-2.9%), and its margin increased by 250 basis points to 27.7% . In Canadian dollars, EBITDA increased 12.1%, reaching CAD$107.0 million.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$3,969.7 million (+7.4%) . The table below details the net revenues per business unit, as well as respective variation rates.

Net Revenues	1Q06		1Q05		% Change
	R$ million	% Total	R$ million	% Total

Brazil	2,670.4	67.3%	2,324.4	62.9%	14.9%
Beer Brazil	2,217.2	55.9%	1,915.4	51.8%	15.8%
CSD & Nanc Brazil	438.3	11.0%	388.4	10.5%	12.8%
Malt and By-products	14.9	0.4%	20.6	0.6%	-27.7%
HILA	573.7	14.5%	549.8	14.9%	4.3%
Quinsa	397.0	10.0%	364.9	9.9%	8.8%
Beer	292.6	7.4%	280.6	7.6%	4.3%
Soft drinks	104.4	2.6%	84.2	2.3%	24.0%
HILA-ex	176.6	4.4%	184.9	5.0%	-4.5%
Beer	102.2	2.6%	94.4	2.6%	8.2%
Soft drinks	74.5	1.9%	90.5	2.4%	-17.7%
North America	725.7	18.3%	821.5	22.2%	-11.7%

Consolidated	3,969.7	100.0%	3,695.6	100.0%	7.4%

Brazil

Brazilian operations accounted for 67.3% of Ambev’s consolidated net revenues, amounting to R$2,670.4 million (+14.9%) . The beer operation contributed with R$2,217.2 million (+15.8%), while CSD & Nanc segment reached net revenues of R$438.3 million (+12.8%); malt and by-products sales operation generated net revenues of R$14.9 million (-27.7%) .
The beer revenues growth was a result of a 8.1% increase in sales volume and a 7.1% increase in net revenues per hectoliter (HL) (1Q06: R$137.6; 1Q05: R$128.5) . The volume growth is a result of market growth and higher share (1Q06: 68.7%; 1Q05; 67.8%) . The increase in net revenues per hectoliter is explained (i) by the 5% average price repositioning implemented by Ambev during December; (ii) by higher sales volumes through Ambev’s direct distribution structure; (iii) by the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flag brands in this segment, Bohemia and Original grew in 1Q06, 10.4% and 51.2%, respectively) and (iv) negatively by the ICMS increase.
Sales volume for CSD & Nanc reached 5,347.0 million hectoliters (12.5%), resulting from a growth in soft drink market coupled with higher Ambev’s average market share (1Q06: 17.4%; 1Q05: 17.2%), information estimated by ACNielsen. Net revenues per hectoliter grew 0.3% (1Q06: R$82.0; 1Q05: R$81.7), impacted (i) positively by increased prices occurred during 2005 and 2006; (ii) positively by the good performance of Gatorade isotonic drink, which grew volumes by 25.8%; (iii) negatively by a rise in taxes; and (iv) negatively by greater mix of multi-serving packages of 2.0 and 2.5 liters (PET).

Hispanic Latin America – HILA

Hispanic Latin America division operations, or HILA, accounted for 14.5% of the Company’s consolidated net revenues, amounting to R$573.7 million (+4.3%) . AmBev’s average 59.8% stake in Quinsa contributed with R$397.0 million (+8.8%), while the Company’s operations in HILA-ex recorded net revenues of R$176.6 million (-4.5%) . The growth of net revenues generated by AmBev’s stake in Quinsa was achieved through (i) higher AmBev’s stake in Quinsa’s capital (1Q06: 59.8%; 1Q05: 54.8%), and (ii) growth of sales volume (4.1% in beer and 32.6% in soft drinks). The decreased net revenues in HILA-ex were a result of increased competitive market and appreciation of Brazilian Real.

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 18.3% of the consolidated net revenues, amounting to R$725.7 million. Labatt’s net revenues performance in Canadian dollars resulted in an increase of 1.0% . Such result was due to a sales volume growth of 2.5%, partially offset by 1.5% drop of revenues per hectoliter. This drop was a result of (i) stable domestic sales revenues per hectoliter (1Q06: CAD$209.2; 1Q05: CAD$209.3), and (ii) a decline of 7.1% in revenues per hectoliter of exports to the United States (1Q06: CAD$57.8; 1Q05: CAD$62.2), mostly explained by (i) the appreciation of the Canadian dollar against the US dollar; and (ii) the tough economic environment in the state of Michigan, one of the core markets of Labatt Blue, which led to an increase in promotional activity by the major American brewers and consumer shift to discount brands.

COGS

AmBev’s COGS recorded R$1,325.0 million (-1.5%) .

COGS	1Q06			1Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin

Brazil	(830.1)	62.6%	31.1%	(815.3)	60.6%	35.1%	1.8%
Beer Brazil	(624.3)	47.1%	28.2%	(601.0)	44.7%	31.4%	3.9%
CSD & Nanc Brazil	(206.2)	15.6%	47.0%	(209.3)	15.6%	53.9%	-1.5%
Malt and By-products	0.4	0.0%	-2.4%	(5.0)	0.4%	24.1%	-107.3%
HILA	(258.7)	19.5%	45.1%	(238.6)	17.7%	43.4%	8.4%
Quinsa	(153.8)	11.6%	38.7%	(144.0)	10.7%	39.5%	6.9%
Beer	(87.5)	6.6%	29.9%	(88.2)	6.6%	31.4%	-0.7%
Soft drinks	(66.3)	5.0%	63.5%	(55.8)	4.1%	66.3%	18.8%
HILA-ex	(104.9)	7.9%	59.4%	(94.6)	7.0%	51.2%	10.9%
Beer	(55.5)	4.2%	54.4%	(47.1)	3.5%	49.8%	18.0%
Soft drinks	(49.3)	3.7%	66.2%	(47.5)	3.5%	52.5%	3.8%
North America	(236.2)	17.8%	32.6%	(291.4)	21.7%	35.5%	-18.9%

Consolidated	(1,325.0)	100.0%	33.4%	(1,345.3)	100.0%	36.4%	-1.5%

Brazil

COGS of operations in Brazil amounted to R$830.1 million (+1.8%), accounting for 62.6% of AmBev’s consolidated COGS. The beer operation recorded COGS of R$624.3 million (+3.9%), and CSD & Nanc segment, R$206.2 million (-1.5%) .
Beer operation COGS evolution was explained by a sales volume growth of 8.1% and a 3.9% reduction in COGS per hectoliter (1Q06:R$38.7; 1Q05: R$40.3). A greater dilution of fixed costs, due to higher sales volume, efficiency gains in production lines and lower US dollar implicit in the hedge policy (1Q06: R$2.55/US$ ; 1Q05: R$2.89/US$ ) were the main factors contributing to such fall.
A 1.5% drop in CSD & Nanc COGS was a result of 12.5% sales volume growth and a 12.4% COGS per hectoliter decrease (1Q06: R$38.6; 1Q05: R$44.0) . The main reasons for such COGS reduction were (i) increased commodities price (sugar and aluminum), which was more than offset by (ii) reduced US dollar implicit in the hedge policy (1Q06: R$2.55/US$ ; 1Q05: R$2.89/US$ ); and (iii) greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

Hispanic Latin America – HILA

COGS for HILA business unit accounted for 19.5% of consolidated COGS, accumulating R$258.7 million (+8.4%) . AmBev’s 59.8% stake in Quinsa recorded COGS of R$153.8 million (+6.9%), while the Company’s operations in HILA-ex recorded R$104.9 million (+10.9%) .
The increase in COGS recorded for AmBev’s stake in Quinsa was due to (i) higher AmBev’s stake in Quinsa’s capital, (ii) higher sales volume, (iii) 4.9% increase of COGS per hectoliter of Quinsa recorded in US dollars (1Q06: US$15.3; 1Q05: US$14.6), and (iv) 17.6% depreciation of US dollar against Real (1Q06: R$2.20; 1Q05: R$2.67) . The higher COGS for AmBev’s operations in HILA-ex was a result of (i) sales volume growth; (ii) increase in sugar prices and PET in soft drinks operations; and (iii) increase in package costs.

North America

COGS recorded at Labatt accounted for 17.8% of AmBev’s consolidated COGS, amounting to R$236.2 million (-7.6% in Canadian dollars to CAD$125.3 million). This reduction was a result of 2.5% increase in sales volumes and 9.8% reduction in COGS per hectoliter. Such drop in COGS per hectoliter is the result of significant improvements provided by the Company’s program of plant optimization, which pursue through a structured process the leveling of core industrial KPI’s to benchmark standards in the AmBev-InBev universe. Across the last months continuous enhancements were achieved in line efficiencies, extract and packaging losses and usage of water and energy.

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. We point out the 300 basis points increase obtained in the consolidated contribution margin, reaching 66.6% .

Gross Profit	1Q06			1Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin

Brazil	1,840.3	69.6%	68.9%	1,509.1	64.2%	64.9%	21.9%
Beer Brazil	1,592.9	60.2%	71.8%	1,314.3	55.9%	68.6%	21.2%
CSD & Nanc Brazil	232.1	8.8%	53.0%	179.1	7.6%	46.1%	29.6%
Malt and By-products	15.2	0.6%	102.4%	15.6	0.7%	75.9%	-2.5%
HILA	315.0	11.9%	54.9%	311.2	13.2%	56.6%	1.2%
Quinsa	243.2	9.2%	61.3%	220.9	9.4%	60.5%	10.1%
Beer	205.1	7.8%	70.1%	192.5	8.2%	68.6%	6.5%
Soft drinks	38.1	1.4%	36.5%	28.4	1.2%	33.7%	34.0%
HILA-ex	71.8	2.7%	40.6%	90.3	3.8%	48.8%	-20.5%
Beer	46.6	1.8%	45.6%	47.3	2.0%	50.2%	-1.5%
Soft drinks	25.2	1.0%	33.8%	43.0	1.8%	47.5%	-41.4%
North America	489.4	18.5%	67.4%	530.0	22.6%	64.5%	-7.7%

Consolidated	2,644.7	100.0%	66.6%	2,350.3	100.0%	63.6%	12.5%

SG&A

AmBev’s SG&A expenses totaled R$1,310.1 million (+12.5%) .

SG&A	1Q06			1Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin

Brazil	(755.1)	57.6%	28.3%	(600.7)	51.6%	25.8%	25.7%
Beer Brazil	(635.7)	48.5%	28.7%	(508.7)	43.7%	26.6%	25.0%
CSD & Nanc Brazil	(118.5)	9.0%	27.0%	(91.1)	7.8%	23.5%	30.0%
Malt and By-products	(1.0)	0.1%	6.6%	(0.8)	0.1%	4.0%	18.8%
HILA	(213.8)	16.3%	37.3%	(182.8)	15.7%	33.3%	17.0%
Quinsa	(94.2)	7.2%	23.7%	(81.8)	7.0%	22.4%	15.1%
Beer	(71.0)	5.4%	24.3%	(62.8)	5.4%	22.4%	13.1%
Soft drinks	(23.2)	1.8%	22.2%	(19.0)	1.6%	22.6%	21.9%
HILA-ex	(119.6)	9.1%	67.7%	(101.0)	8.7%	54.6%	18.5%
Beer	(81.7)	6.2%	80.0%	(63.3)	5.4%	67.1%	29.0%
Soft drinks	(37.9)	2.9%	50.9%	(37.7)	3.2%	41.6%	0.8%
North America	(341.1)	26.0%	47.0%	(381.5)	32.7%	46.4%	-10.6%

Consolidated	(1,310.1)	100.0%	33.0%	(1,165.0)	100.0%	31.5%	12.5%

Brazil

SG&A expenses of operations in Brazil amounted to R$755.1 million (+25,7%), accounting for 57.6% of AmBev’s consolidated SG&A expenses. The beer operation accumulated SG&A expenses of R$635.7 million (+25.0%), CSD & Nanc segment, R$118.5 million (+30.0%), and malt and by-products operation, R$1.0 million (+18.8%) . The increased SG&A expenses are mostly due to the amortization of deferred assets generated by the merger of InBev Brasil. Excluding the depreciation and amortization expenses, SG&A climbed 6.5%, in view of (i) growth of fixed expenses below inflation ; (ii) higher sales volume; and (iii) increase in direct distribution.

Hispanic Latin America – HILA

SG&A expenses of HILA business unit accounted for 16.3% of consolidated SG&A expenses, accumulating R$213.8 million (+17.0%) . Ambev's 59.8% average stake in Quinsa recorded SG&A expenses of R$94.2 million (+15.1%), while the Company’s operations in HILA-ex recorded R$119.6 million (+18.5%) .
The increased SG&A expenses recorded on account of AmBev’s stake in Quinsa was a result of combination (i) of higher AmBev’s stake in Quinsa’s capital; and (ii) 17.6% depreciation of US dollar against Real.
Increased SG&A expenses of AmBev’s operations in HILA-ex were mainly a result of higher investments in brand on due to (i) launching of beer in Peru and the Dominican Republic; and (ii) distribution agreement for Red Rock soft drink in the Dominican Republic.

North America

SG&A recorded in Labatt accounted for 26.0% of AmBev’s consolidated SG&A, amounting to R$341.1 million (+1.7% in Canadian dollars to CAD$181.1 million). SG&A depreciation and amortization expenses accumulated R$20.8 million (+9.5%) .. In Canadian dollars, such expenses increased 25.3%, reaching CAD$11.0 million. Excluding the amortization and depreciation, SG&A expenses reached CAD$170.0 million (+0.5%) .

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 180 basis points increase in the consolidated EBITDA margin.

EBIT	1Q06			1Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin

Brazil	1,085.2	81.3%	40.6%	908.4	76.6%	39.1%	19.5%
Beer Brazil	957.3	71.7%	43.2%	805.6	68.0%	42.1%	18.8%
CSD & Nanc Brazil	113.6	8.5%	25.9%	88.0	7.4%	22.7%	29.1%
Malt and By-products	14.3	1.1%	95.8%	14.8	1.2%	71.9%	-3.7%
HILA	101.2	7.6%	17.6%	128.4	10.8%	23.4%	-21.2%
Quinsa	149.0	11.2%	37.5%	139.1	11.7%	38.1%	7.1%
Beer	134.1	10.0%	45.8%	129.7	10.9%	46.2%	3.4%
Soft drinks	14.9	1.1%	14.3%	9.4	0.8%	11.2%	58.5%
HILA-ex	(47.9)	-3.6%	-27.1%	(10.7)	-0.9%	-5.8%	346.7%
Beer	(35.1)	-2.6%	-34.3%	(16.0)	-1.4%	-17.0%	119.2%
Soft drinks	(12.8)	-1.0%	-17.2%	5.3	0.4%	5.8%	-341.5%
North America	148.3	11.1%	20.4%	148.5	12.5%	18.1%	-0.1%

Consolidated	1,334.6	100.0%	33.6%	1,185.3	100.0%	32.1%	12.6%

EBITDA	1Q06			1Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin

Brazil	1,357.5	79.4%	50.8%	1,065.9	73.4%	45.9%	27.4%
Beer Brazil	1,166.1	68.2%	52.6%	929.1	64.0%	48.5%	25.5%
CSD & Nanc Brazil	177.1	10.4%	40.4%	122.0	8.4%	31.4%	45.2%
Malt and By-products	14.3	0.8%	95.8%	14.8	1.0%	71.9%	-3.7%
HILA	150.5	8.8%	26.2%	178.6	12.3%	32.5%	-15.8%
Quinsa	175.0	10.2%	44.1%	171.0	11.8%	46.9%	2.3%
Beer	155.2	9.1%	53.0%	156.2	10.8%	55.7%	-0.6%
Soft drinks	19.8	1.2%	18.9%	14.8	1.0%	17.5%	33.7%
HILA-ex	(24.5)	-1.4%	-13.9%	7.7	0.5%	4.1%	-419.5%
Beer	(22.4)	-1.3%	-21.9%	(6.3)	-0.4%	-6.7%	254.3%
Soft drinks	(2.1)	-0.1%	-2.8%	14.0	1.0%	15.5%	-114.9%
North America	201.1	11.8%	27.7%	207.1	14.3%	25.2%	-2.9%

Consolidated	1,709.0	100.0%	43.1%	1,451.6	100.0%	39.3%	17.7%

Provisions for Contingencies

The provisions for contingencies showed a reversion of R$ 13.8 million. Main entries composing such total refer to (i) increase in provisions related to ICMS of R$ 10.0 million and (ii) reversion of provisions related to PIS and COFINS (revenue taxes), R$ 36.5 million.

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$246.0 million loss. The main contributor for this result was the goodwill amortization generated in Labatt Brewing Company Limited transaction, amounting to R$242.5 million. Other significant entries under other operating income and expenses were the following:
- Goodwill amortization related to transactions in Latin America (including Brazil): R$49.5 million.
- Gains due to equity addition, related to tax incentives in Brazil: R$29.7 million.

Financial Result

Financial result was a R$170.4 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result	1Q06	1Q05
R$ million

Financial income
Financial income on cash and cash equivalents	15.4	22.5
Foreign exchange gains (losses) on assets	(163.8)	0.4
Interest income on stock ownership plan	2.9	5.4
Interest on taxes, contributions and judicial deposits	4.7	4.0
Other	6.6	10.5

Total	(134.1)	42.8
Financial expense
Interest expense on local currency debt	20.0	44.0
Interest and Foreign Exchange gains (losses)
on intercompany loans	(0.3)	0.0
Interest expense on foreign currency debt	113.6	130.1
Foreign exchange gains (losses) on debt	(221.2)	13.7
Net losses from derivative instruments	65.4	54.8
Taxes on financial transactions	31.9	37.1
Interest on contingencies and other	16.2	17.0
Other	10.7	21.5

Total	36.3	318.0
Net Financial Result	(170.4)	(275.2)

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.
The Company’s total debt decreased R$489.6 million when compared to 4Q05, while its cash and cash & equivalents went up by R$253.8 million. As a consequence, a R$743.4 million decrease in AmBev’s net debt was recorded. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months stood at 0.8x. The table below details AmBev’s consolidated debt profile:

	1Q06	1Q06	1Q06
Debt Breakdown	Short	Long	Total
R$ million	Term	Term

Local Currency	216.9	559.2	776.0
Foreign Currency	935.4	5,002.6	5,937.9

Consolidated Debt	1,152.2	5,561.8	6,714.0
Cash and Equivalents			1,350.1
Net Debt			5,363.9

Non-Operating Income and Expenses

The net result from non-operating income and expenses posted a R$4.8 million gain. The major reason for this result was a R$5.5 million gain of participation in investments.

Income tax and Social Contribution

Provision for income tax and social contribution stood at R$276.7 million. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	1Q06
R$ million

Net income before taxes and profit sharing	936.9
Provision for Profit Sharing & Bonuses	(14.6)
Net income before income tax, social contribution and minorities	922.3

Income tax and social contribution at nominal tax rate (34%)	(313.6)
Adjustments to effective rate:
Interest on own capital	128.5
Income from foreign non-taxable subsidiaries	(95.1)
Equity gains from subsidiaries	13.4
Amortization of non-deductible goodwill	(51.3)
Reversal of amortization of provision for non-taxable goodwill realization	57.8
Permanent additions/reductions and other	10.7
Exchange variations over investments	(27.1)
Total income taxes and social contribution	(276.7)
Effective income tax and social contribution rate	30%

Profit Sharing and Contributions

AmBev has provisioned R$14.6 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a R$10.2 million loss.

Net Income

AmBev posted net income of R$655.9 million (+354.7%) . Net earnings per share stood at R$10.10, up by 281.7% . Considering the net earnings per share of 1Q05 adjusted for share bonus occurred on 5/31/05 and excluding the goodwill amortization, such increase is

52.5% . AmBev’s operating income significantly grew, a fact reflected in an increase of 18.6% of EBITDA per share adjusted by share bonus as of 5/31/05, which reached R$26.33.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on March 31, 2006.

AmBev Shareholding Structure
March 31st , 2006

	ON	% Outs	PN	% Outs	Total	% Outs
Interbrew International B.V.	25,150,927,533	72.96%	11,819,749,161	38.82%	36,970,676,694	56.95%
FAHZ	5,349,312,173	15.52%	103,202,513	0.34%	5,452,514,686	8.40%
Market	3,972,564,841	11.52%	18,521,958,146	60.84%	22,494,522,987	34.65%

Outstanding	34,472,804,547	100.00%	30,444,909,820	100.00%	64,917,714,367	100.00%
Treasury	26,618,384		931,741,032		958,359,416
TOTAL	34,499,422,931		31,376,650,852		65,876,073,783

Free float bovespa	3,218,987,741	9.34%	11,697,481,746	38.42%	14,916,469,487	22.98%
Free float NYSE	753,577,100	2.19%	6,824,476,400	22.42%	7,578,053,500	11.67%

RECENT EVENTS

Agreement with respect to the increase of AmBev’s stake in Quilmes Industrial S.A. (“Quinsa”)

AmBev announced on April 13, 2006 that it has entered into an agreement with Beverages Associates Corp. (“BAC”) pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. Upon the closing of the transaction, AmBev’s equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital.

This agreement represents the final step of a transaction initiated in May 2002, whereby AmBev acquired an initial stake in Quinsa. The respective agreements provided that BAC had a put option in connection with its remaining shares in Quinsa, in exchange for AmBev’s shares. AmBev had a corresponding call option after 2009. Pursuant to the transaction announced, which supersedes these put and call options, the parties agreed that the purchase price will be paid in cash.

The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals.

The transaction will be submitted to the ratification of AmBev´s shareholders in accordance with article 256 of Brazilian Corporate Law.

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the main Pepsi bottler in Argentina and Uruguay.

GUIDANCE

AmBev is updating its estimates for Beer Brazil volume growth for the full year of 2006 from 2.5% -3% to 4%.

Information contained in this document contains forward-looking statements and reflect the current perception and perspectives of our management, based on information available to date on the development of general economic and industry conditions, as well as Company performance and finance conditions. Any statements, expectations and plans contained in this document which do not reflect historical information, including information contained in the section “Guidance”, as well as information with respect to the declaration or payment of dividends, direction of future operations, the implementation of principal operating and finance strategies, the factors or trends affecting AmBev´s financial condition, liquidity or results of operations, are considered forward-looking statements and are subject to risks and uncertainties. They do not constitute guarantees of performance and are based on several assumptions and expectations, including economic and market conditions, industry competitivity and operational factors. Any change in such assumptions and expectations may cause actual results to materially differ from those expressed in or suggested by these forward-looking statements.

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	99.65	0.92
COMMERCIAL, MANUFACTURING AND OTHER		765,961		765,961

02	DAHLEN S/A	.. / -	PRIVATE SUBSIDIARY	100.00	0.16
COMMERCIAL, MANUFACTURING AND OTHER		480		480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, MANUFACTURING AND OTHER		31,595		31,595

04	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.24
COMMERCIAL, MANUFACTURING AND OTHER		77,084		77,084

05	ANEP ANTARCTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	2.06
COMMERCIAL, MANUFACTURING AND OTHER		669,019		669,019

06	FRATELLI VITA BEBIDAS LTDA.	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.80	1.67
COMMERCIAL, MANUFACTURING AND OTHER		345		345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.44
COMMERCIAL, MANUFACTURING AND OTHER		91		91

08	HOHNECK	.. / -	PRIVATE SUBSIDIARY	50.70	2.93
INSURANCE COMPANY		602,468		602,468

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		9,910		6,510

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	1.93
INSURANCE COMPANY		3		3

11	LABATT HOLDING APS	PRIVATE SUBSIDIARY	100.00	72.74
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017	1,000,017

12	MALTARIA PAMPA S/A	.. / -	PRIVATE SUBSIDIARY	60.00	0.51
COMMERCIAL, MANUFACTURING AND OTHER		1,439,147		1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.19
COMMERCIAL, MANUFACTURING AND OTHER		278		278

14	LAMBIC HOLDING	.. / -	PRIVATE SUBSIDIARY	87.33	1.18
COMMERCIAL, MANUFACTURING AND OTHER		13,641		13,641

15	CERVEJARIA MIRANDA CORRÊA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.09
COMMERCIAL, MANUFACTURING AND OTHER		37		37

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

For quarters ended on March 31, 2006 and 2005

	3.31.06	3.31.05

Operating activities
Net income for the year	655,899	144,249
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	374,370	266,300
Tax, labor and other contingencies	(13,752)	30,806
Financial charges on tax and fiscal contingencies	10,040	13,394
Provision for losses on inventory and permanent assets	2,149	71,010
Provision for restructuring	-	107,839
Financial charges and variations on the stock option plan	(2,893)	(5,703)
Financial charges and variations on taxes and contributions	3,822	2,532
Loss in the disposal of permanent assets	39,662	19,151
Exchange rate variation and charges on financings	(77,796)	179,686
Deferred income tax and social contribution benefit	(1,061)	(54,581)
Exchange rate gains or losses on subsidiaries abroad that do not
affect cash	(25,423)	(36,715)
Amortized goodwill, net of realized negative goodwill	292,422	482,254
Minority interest	(10,221)	(1,357)
Equity in the results of subsidiaries	(243)	(253)
Unrealized losses (gains) on derivatives	49,012	(185,695)
Interest loss (gain) in subsidiaries	(5,454)	-

Decrease (increase) in assets
Trade accounts receivable	615,521	386,578
Taxes recoverable	(29,891)	182,421
Inventories	(19,342)	131,574
Judicial deposits	(13,495)	(13,569)
Other	(48,890)	23,650

Increase (decrease) in liabilities
Suppliers	(167,893)	(373,150)
Salaries, profit sharing and social charges	7,030	(36,584)
Income, social contribution taxes and other taxes	27,152	(432,653)
Other taxes and contributions payable	(231,022)	(327,497)
Disbursements linked to contingency provision	(12,583)	(14,743)
Tax incentives	32,384	(22,289)
Other	(11,181)	(111,751)

Cash generated by operating activities	1,438,323	424,904

Investment activities
Marketable securities, maturity over 90 days	(201,957)	(20,567)
Collateral securities and deposits	(1,991)	(22,304)
Acquisition of investments, net of acquired cash	(671)	(1,129)
Disposal of property, plant and equipment	2,043	9,392
Acquisition of property, plant and equipment	(167,032)	(213,513)
Expenditures on deferred charges	-	(19,470)

Cash generated by (used in) investing activities	(369,608)	(267,591)

Financing activities
Financings
Funding	1,234,426	2,021,940
Payment	(1,404,202)	(1,639,063)
Changes in the capital of minority shareholders	(160)	(49)
Advance for future capital increase	4,305	8,715
Financed sale of shares	15,745	2,999
Share buyback	(454,961)	(103,275)
Payment of dividends	(382,914)	(908,777)

Cash used in financing activities	(987,761)	(617,510)

Exchange rate gains or losses on cash	(24,865)	702

Increase (decrease) in cash and cash equivalents	56,089	(459,495)

Opening balance of cash and cash equivalents	837,272	1,290,952
Closing balance of cash and cash equivalents	893,361	831,457

Increase in cash and cash equivalents	56,089	(459,495)

Additional information on cash flow
Payment of interest on loans	96,551	227,995
Payment of income and social contribution taxes on net profits	254,915	432,313

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.
We have performed a special review of the Quarterly Information - ITRs of Companhia de Bebidas das Américas - AmBev (“Company”), parent company and consolidated, related to the quarter ended on March 31, 2006, prepared under the responsibility of its Management and in accordance with the accounting practices adopted in Brazil, including balance sheets, the corresponding statements of income and the performance report (parent company and consolidated).

2.
We conducted our review in accordance with specific standards established by THE Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which mainly consisted of: (a) inquiries and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the criteria adopted for the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we have concluded that there are no material modifications that should be made on the quarterly information mentioned in Paragraph 1 for these to be in accordance with the accounting practices adopted in Brazil, enforced in a way consistent with the rules established by the Brazilian Securities Commission – CVM specifically applicable to the disclosure of the compulsory Quarterly Information.

4.
Our special review was conducted with the purpose of issuing a report on the quarterly information mentioned in first paragraph. The statement of cash flow, which is included in the Quarterly Information to provide supplementary information on the Company, is not required in conformity with the accounting practices adopted in Brazil. The statement of cash flow was submitted to the same special review procedures described in the second paragraph and, based on our review, we have concluded that there are no material modifications that should be made for it to be presented fairly in material respects, in accordance with the accounting practices adopted in Brazil.

5.
We have previously reviewed the balance sheets, parent company and consolidated, drawn up on December 31, 2005, and we reviewed the statements of income related to the quarter ended on March 31, 2005, presented for comparison purposes, over which we have issued, respectively, an audit report and a special review report, both unqualified opinions, dated as of February 13, 2006 and April 20, 2005.

São Paulo, April 25, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Engagement Partner
CRC 2 SP 011609/O-8	CRC 1 SP 182515/O-5

The pages of the ITR, reviewed by us, are signed only for identification purposes.

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	49
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	50
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	51
07	01	CONSOLIDATED STATEMENT OF INCOME	53
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	55
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	78
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	80
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED OPINION	82
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP - ANTARCTICA EMPREEND. E PARTICIP.
		FRATELLI VITA BEBIDAS LTDA.
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA SA
		EAGLE DISTRIBUIDORA DE BEBIDAS S/A
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A	/83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.